UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended September 30, 2026
Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.
(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd
10 Bressenden Place,
London, SW1E 5DH,
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

NAVIGATOR HOLDINGS Ltd.

REPORT ON FORM 6-K FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2026

INDEX

PAGE
PART I. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2026, and Unaudited Condensed Consolidated Financial Statements

Important Information Regarding Forward-Looking Statements	3
Quantitative and Qualitative Disclosures About Market Risk	27
Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2026, and 2025	F-1
Unaudited Condensed Consolidated Statements of Comprehensive Income for the three and nine months ended September 30, 2026, and 2025	F-2
Unaudited Condensed Consolidated Balance Sheets as of September 30, 2026, and December 31, 2025	F-3
Unaudited Condensed Consolidated Statements of Stockholders’ Equity for the three and nine months ended September 30, 2026, and 2025	F-4
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2026, and 2025	F-6
Notes to Unaudited Condensed Consolidated Financial Statements	F-8
Our Fleet	F-22
Part II. Third Quarter 2026 Conference Call Details	29
Signatures	30

The Information under “Part I. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2026, and Unaudited Condensed Consolidated Financial Statements” of this report on Form 6-K is incorporated by reference into the following registration statements of the registrant: Form F-3 (File No. 333-272980) originally filed with the Securities and Exchange Commission on June 28, 2023; and Form S-8 (File No. 333-278593) originally filed with the Securities and Exchange Commission on April 10, 2024.

PART I. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months ended September 30, 2026, and Unaudited Condensed Consolidated Financial Statements

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains certain forward-looking statements concerning plans and expectations of management for future operations or economic performance, or assumptions related thereto, including without limitation, in relation to our financial forecast, and our investments, such as our newbuild vessels, joint ventures and co-investments, their respective terms and benefits, and their anticipated timing of completion, and commercialization, the potential Merger (as defined below), and the Unigas Transaction (as defined below). In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate, as described in this report on Form 6-K. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following are some, but not all of the factors that could cause actual results or events to differ materially from anticipated results or events:

•future operating or financial results, including those from our joint ventures;
•potential acquisitions, vessel sales, joint ventures, business strategy and expected capital spending;
•operating expenses, availability of crew, number of offhire days, drydocking requirements and insurance costs;
•fluctuations in currencies and interest rates;
•general market conditions and shipping market trends, including charter rates and factors affecting vessel supply and demand;
•our ability to continue to comply with all our debt covenants;

•our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions, newbuild vessels, and purchases of vessels, and for other corporate activities;
•future capital expenditures needed to preserve our asset base;
•the availability of vessels to purchase, the time it may take to construct new vessels, or the useful lives of our vessels;
•our continued ability to enter into short-term or long-term time charters or voyage charters with our customers;
•our vessels engaging in ship-to-ship transfers of cargoes, which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;
•the severity and duration of any world events and armed conflicts, including in Central or South America, the Russia-Ukraine war, conflicts in the Israel-Gaza region, and conflict in the Middle East involving Iran and the Strait of Hormuz, and associated repercussions to supply and demand for oil and gas and the economy generally, as well as possible effects of trade disruptions;
•the severity and duration of any climate and weather-related events;
•our ability to employ and retain suitably experienced commercial and technical staff;
•changes in governmental rules and regulations, including tariffs, taxes, trade restrictions, port fees, or other actions taken by regulatory authorities;
•the risk inherent in marine transportation, including any incident involving significant loss of product or environmental contamination attributable to any of our vessels;
•our ability to manage obligations, liabilities, or responsibilities, arising from any regulatory environmental emissions trading or compliance schemes;
•global epidemics or other health crises, including the impact on our business;
•liability from future litigation;
•our share repurchases and the payment of dividends to our shareholders, including under any return of capital policy;
•our ability to maintain appropriate internal control over financial reporting and our disclosure controls and procedures;
•failure of a key information technology system or process or exposure to fraud, security breaches or cyber-attacks;
•the impact of cyber-crime and the changing financial fraud environment;
•the financial performance of the Ethylene Export Terminal (as defined below) and our related Export Terminal Joint Venture (as defined below);

•our expectations about the receipt of newbuild vessels, by us and our joint ventures, and the timing of the receipt thereof;
•whether the Merger is ultimately completed and the impacts thereof; and
•other factors discussed in our Annual Report on Form 20-F and the other reports and documents we file with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this report on Form 6-K are made only as of the date of this report. New factors that could cause actual results or events to differ materially from anticipated results or events emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results or events to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise, except as required by law. We make no prediction or statement about the performance of our common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this report to “Navigator Holdings,” "Navigator Gas," “our,” “we,” “us,” and the “Company” refer to Navigator Holdings Ltd., a Marshall Islands corporation. All references in this report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas L.L.C., a Marshall Islands limited liability company. As used in this report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” refer to the 46 vessels we owned and operated as of November 3, 2026.

This section should be read in conjunction with the interim financial statements and notes thereto presented elsewhere in this report, as well as the audited historical consolidated financial statements and notes thereto of Navigator Holdings Ltd. included in our Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission, or the SEC, on March 12, 2026, (the “2025 Annual Report”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. dollars unless otherwise indicated.

Third Quarter Financial Highlights

•For the quarter ended September 30, 2026, pursuant to the Company's capital return policy (the "Capital Return Policy") the Board of Directors of the Company declared, on November 3, 2026, a cash dividend of $0.08 per share of the Company's common stock, payable on December 3, 2026, to all shareholders of record as of the close of business U.S. Eastern Time on November 17, 2026 (the “Dividend”). The aggregate amount of the Dividend is expected to be approximately $4.9 million, which the Company anticipates will be funded from cash on hand.

•Also for the quarter ended September 30, 2026, pursuant to the Company's Capital Return Policy, the Company expects to repurchase approximately $22.6 million of its common stock between November 6, 2026, and December 31, 2026, subject to operating needs, market conditions, legal requirements, stock price and other circumstances (the “Share Repurchases”), such that the Dividend and the Share Repurchases together equal 35% of net income attributable to stockholders of the Company for the quarter ended September 30, 2026.

•For the quarter ended June 30, 2026, on September 1, 2026, the Company paid a dividend of $0.07 per share of the Company’s common stock to all shareholders of record as of the close of business U.S. Eastern Time on August 19, 2026, totaling $4.3 million. The Company also repurchased 661,482 shares of common stock in the open market between August 7, 2026, and September 30, 2026, at an average price of $21.50 per share, totaling $14.2 million, such that the cash dividend and share repurchases together equaled 35% of net income attributable to stockholders of the Company in respect of the quarter ended June 30, 2026.

•The Company reported total operating revenues of $155.0 million for the three months ended September 30, 2026, compared to $153.1 million for the three months ended September 30, 2025, representing an increase of $1.9 million.

•EBITDA1 was $120.8 million for the three months ended September 30, 2026, compared to $85.7 million for the three months ended September 30, 2025, representing an increase of $35.0 million mainly driven by higher profit from sale of vessels in the three months ended September 30, 2026, compared to the three months ended September 30, 2025.

•Adjusted EBITDA2 was $67.8 million for the three months ended September 30, 2026, compared to $76.5 million for the three months ended September 30, 2025, representing a decrease of $8.7 million, mainly driven by lower operating revenues from time charters net of lower vessel operating expenses in the three months ended September 30, 2026, compared to the three months ended September 30, 2025.

•Net income attributable to stockholders of the Company was $78.3 million for the three months ended September 30, 2026, compared to $33.2 million for the three months ended September 30, 2025, representing an increase of $45.2 million, mainly driven by higher profit from sale of vessels for the three months ended September 30, 2026, compared to the three months ended September 30, 2025.
•Adjusted net income attributable to stockholders of the Company3 was $25.4 million for the three months ended September 30, 2026, compared to $23.9 million for the three months ended September 30, 2025.
•During the third quarter of 2026, the Company updated its definition of Adjusted net income attributable to stockholders of the Company to exclude profit/loss on sale of vessels, reverting to the methodology applied prior to the first quarter of 2026. Accordingly, profit/loss from the sale of vessels is excluded from Adjusted EBITDA, Adjusted net income attributable to stockholders of the Company, Adjusted basic earnings per share, and Adjusted diluted earnings per share. Prior-period amounts presented herein have been updated to conform to the current-period presentation.

•Basic earnings per share attributable to stockholders of the Company was $1.28 for the three months ended September 30, 2026, compared to $0.50 per share for the three months ended September 30, 2025, with the increase primarily due to an increase in net income attributable to stockholders of Navigator Holdings Ltd., and a lower number of shares of common stock in issue in the three months ended September 30, 2026, compared to the three months ended September 30, 2025.

1 EBITDA is not a measurement prepared in accordance with U.S. GAAP. EBITDA represents net income before net interest expense, income taxes, depreciation and amortization. Management believes that EBITDA is useful to investors in evaluating the operating performance of the Company. EBITDA does not represent and should not be considered an alternative to consolidated net income, earnings per share, cash generated from operations, or any other GAAP measure.

2 Adjusted EBITDA is not a measurement prepared in accordance with U.S. GAAP. We define Adjusted EBITDA as EBITDA before profit/loss on sale of vessel, realized and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange, write-off of deferred financing costs and other income. Management believes that Adjusted EBITDA is useful to investors in evaluating the operating performance of the Company. Adjusted EBITDA does not represent and should not be considered an alternative to consolidated net income, earnings per share, cash generated from operations, or any other GAAP measure.

3 Adjusted net income attributable to stockholders of the Company is not a measurement prepared in accordance with U.S. GAAP. We define Adjusted net income attributable to stockholders of the Company as Net income attributable to stockholders adjusted to exclude profit/loss on sale of vessel, realized and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange, write-off of deferred financing costs and other income. Management believes that Adjusted net income attributable to stockholders is useful to investors in evaluating the performance of the Company. Adjusted net income attributable to stockholders does not represent and should not be considered an alternative to consolidated net income, earnings per share, cash generated from operations, or any other GAAP measure.

•Adjusted basic earnings per share attributable to stockholders4 of the Company was $0.42 per share for the three months ended September 30, 2026, compared to $0.36 per share for the three months ended September 30, 2025, driven primarily by an increase in Adjusted net income attributable to stockholders of the Company, and by a lower number of shares of common stock in issue in the three months ended September 30, 2026, compared to the three months ended September 30, 2025.

•The Company decreased its debt by $157.8 million to $762.6 million (net of deferred financing costs of $6.4 million) during the three months ended September 30, 2026, from $920.4 million as of June 30, 2026, as the Company made quarterly repayments of $73.7 million on loan facilities, partially offset by drawdowns of $65.9 million on its June 2026 Pre-Delivery Secured Term Loan and $6.7 million on its March 2026 Secured Term Loan; on August 25, 2026 the Company repaid $28.5 million, being the available revolving credit portion of its $111.8 million December 2022 Term Loan and Revolving Credit Facility; on September 24, 2026, the Company repaid $62.9 million, being the available revolving credit portion of its $147.6 million August 2024 Term Loan and Revolving Credit Facility; and on September 24, 2026, the Company repaid $65.3 million, being the available revolving credit portion of its $300 million May 2025 Secured Term Loan and Revolving Credit Facility. At September 30, 2026, the Company had $156.7 million available but undrawn credit under its various revolving facilities, compared to $nil available but undrawn credit under its various revolving facilities at June 30, 2026.

•At September 30, 2026, the Company's cash, cash equivalents and restricted cash of $269.1 million and available but undrawn credit facilities of $156.7 million, totaled $425.8 million, compared to a total of $273.8 million as of June 30, 2026, and $308.0 million as of September 30, 2025.

•On July 13, 2026, further to the non-binding letter of intent entered into on April 14, 2026, the Company entered into definitive agreements with Bernhard Schulte (Singapore) Holdings Pte. Ltd. (“Bernhard Schulte”) and Sloman Neptun Schiffahrts-Aktiengesellschaft (“Sloman Neptun”) for the sale of eight gas carriers (the “Unigas Vessels”), together with the Company’s shareholding in Unigas International B.V. (“Unigas B.V.”), the entity that commercially manages the Unigas Vessels through the Unigas Pool, for aggregate consideration of $183.1 million (the “Unigas Transaction”). The Unigas Transaction is complete, with Happy Osprey, Happy Peregrine, Happy Albatross, Happy Penguin, Happy Kestrel and Happy Condor delivered to the buyers during the third quarter of 2026, and Happy Avocet and Happy Pelican delivered to the buyers during October 2026. In connection with the completion of the Unigas Transaction, on November 2, 2026, the Company completed the sale of its shareholding in Unigas B.V. to the buyers.

4 Adjusted basic earnings per share attributable to stockholders of the Company is not a measurement prepared in accordance with U.S. GAAP. We define Adjusted basic earnings per share attributable to stockholders of the Company as basic earnings per share adjusted to exclude profit/loss on sale of vessel, realized and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange, write-off of deferred financing costs and other income. Management believes that Adjusted basic earnings per share attributable to stockholders of the Company is useful to investors in evaluating the performance of the Company. Adjusted basic earnings per share does not represent and should not be considered an alternative to consolidated net income, earnings per share, cash generated from operations, or any other GAAP measure.

Other Highlights and Developments
Fleet Operational Update

The average daily time charter equivalent (“TCE”) rate across the fleet was $30,314 for the three months ended September 30, 2026, compared to $30,966 for the three months ended September 30, 2025, and $33,946 for the three months ended June 30, 2026.

Utilization across the fleet was 87.9% for the three months ended September 30, 2026, compared to 89.3% for the three months ended September 30, 2025, and 90.8% for the three months ended June 30, 2026.

We continue to monitor the ongoing geopolitical situation in the Middle East. During the three months ended September 30, 2026, none of our vessels operated in, or transited through, the Arabian Gulf or the Strait of Hormuz, and we have not experienced any significant operational impact on our vessels as a result.

Customer buying patterns shifted during the third quarter of 2026. In the second quarter, customers had increased precautionary purchases to secure cargoes from North America and other regions amid disruption to Middle East supply. Early in the third quarter however, reports of potential diplomatic progress between the United States and Iran led many customers to defer cargo purchases and adopt a wait-and-see approach through July and August 2026. This temporary pause in buying impacted demand for handysize tonnage, and utilization eased to an average of around 85% during those two months.

As it became clear that conditions in the Strait of Hormuz had not materially improved, customers resumed purchasing, and demand for our vessels strengthened. Utilization recovered to 94% in September 2026, and remained firm into October 2026.

The same uncertainty continued to dampen customers’ willingness to commit to longer-term charter arrangements during the three months ended September 30, 2026. Charterers instead favored shorter, spot-oriented employment.

The ongoing disruption to transits through the Strait of Hormuz in the third quarter of 2026 constrained the availability of hydrocarbon products from the Middle East and supported demand for North American exports. Replacing Middle East volumes with North American supply increased ton-mile demand as longer voyages to end-markets require more vessels to transport the same quantities. El Niño-related low rainfall provided further support by prompting the Panama Canal Authority to cut daily booking slots twice during the third quarter; first to 34 and then to 32 transits. These reductions increased waiting times for canal transits and led many vessels traveling from North America to take the longer route to Asia via the Cape of Good Hope. Firmer demand for very large gas carriers ("VLGCs") and midsize vessels also provided support to handysize LPG.

As of September 30, 2026, we had 27 vessels engaged under time charters, 19 vessels on spot voyage charters and contracts of affreightment ("COAs"), and two vessels operating in the independently managed Unigas Pool. For the 12-month period commencing October 1, 2026, approximately 34% of our available days are covered by time charter contracts. For the same forward-looking 12-month period, our midsize vessels are exclusively on time charters, approximately 59% of our fully refrigerated vessels and 30% of our semi-refrigerated vessels are on time charters, whereas 93% of our ethylene-capable handysize vessels are expected to be employed in the spot voyage market.

The handysize 12‑month forward‑looking market assessment for semi‑refrigerated vessels increased by $20,000 per calendar month (“pcm”) from the end of the second quarter of 2026, to $995,000 pcm at the end of the third quarter of 2026.

The handysize 12‑month forward‑looking market assessment for fully refrigerated vessels was $850,000 pcm at the end of the second quarter of 2026 and remained unchanged at the end of the third quarter of 2026.

The handysize 12-month forward-looking market assessment for ethylene-capable vessels decreased by $100,000 pcm from the end of the second quarter of 2026, to $1,000,000 pcm at the end of the third quarter of 2026.

Ethylene Export Terminal

We own a 50% share in an ethylene export marine terminal at Morgan’s Point, Texas (the “Ethylene Export Terminal”) through a joint venture (the "Export Terminal Joint Venture") with Enterprise Products Partners. The Ethylene Export Terminal includes an ethylene cryogenic storage tank with a capacity of 30,000 metric tons ("mts"), and has a nameplate capacity to export at least 1.55 million mts of ethylene per year and load ethylene-capable gas carriers at rates of 1,000 mts per hour.

Our share of the results of our equity investment in the Ethylene Export Terminal was a gain of $2.2 million for the three months ended September 30, 2026, compared to a gain of $3.3 million for the three months ended September 30, 2025, and a gain of $7.1 million for the three months ended June 30, 2026. The year-on-year decrease is primarily due to lower average realized rates on spot volumes achieved in the third quarter of 2026 compared to the third quarter of 2025.

The Ethylene Export Terminal throughput for the three months ended September 30, 2026, was 264,398 mts, compared to 270,502 mts for the three months ended September 30, 2025, and 374,278 mts for the three months ended June 30, 2026. Throughput for the third quarter of 2026 was lower than the first and second quarters of 2026 as international end users reduced inventories built during the second quarter of 2026. Throughput was also constrained because the Ethylene Export Terminal cannot operate above nameplate capacity for extended periods, particularly during periods of elevated summer temperatures.

The gain of $7.1 million and 374,278 mts of throughput seen in the second quarter of 2026 was the result of a wide international price arbitrage driven by the strong demand for U.S. ethylene in both Europe and Asia.

Since January 2026, four new customers have signed offtake contracts for available ethylene volumes from our Ethylene Export Terminal, and we continue to expect that additional capacity will be contracted during the remainder of 2026 and into 2027. Ongoing geopolitical uncertainties continue to affect customers’ willingness to commit to long-term contracts and, until further offtake contracts are signed, available volumes will be sold on a spot contract basis.

Capital Return Policy

The Company’s Capital Return Policy for any quarter comprises a fixed quarterly cash dividend (the “Fixed Element”) and a variable payout of either an additional cash dividend and/or share repurchases (the “Variable Element”), such that the Fixed Element and the Variable Element together equal a percentage of net income attributable to stockholders for the given quarter, subject to the approvals, conditions and limitations described below.

On August 4, 2026, the Board of Directors of the Company approved, in respect of the quarter ending September 30, 2026, an increase in the Fixed Element of the Company’s Capital Return Policy to $0.08 per share of the Company's common stock, while maintaining that the Fixed Element and the Variable Element together should equal 35% of net income attributable to stockholders of the Company. The declaration of any dividend, and the amount of any such dividend or share repurchase remain subject to approval by the Company's Board of Directors following the conclusion of each quarter.

Any acquisition of the Company’s common stock under the Company’s Capital Return Policy (as revised from time to time) may be made via open market transactions, privately negotiated transactions or any other method permitted under U.S. securities laws and the rules of the U.S. Securities and Exchange Commission. The timing and amount of any dividends and share repurchases will be determined by the Company’s Board of Directors and management and will depend on market conditions, legal requirements, stock price, alternative uses of capital, financial results and earnings, restrictions in the Company’s debt agreements, required capital expenditures, and the provisions of Marshall Islands law affecting the payment of dividends to shareholders, as well as other factors. The Company’s Capital Return Policy (as revised from time to time) does not oblige the Company to pay any dividends or repurchase any of its shares and the payment of dividends and the repurchases of shares of common stock may be suspended, discontinued, or modified by the Company at any time, for any reason.

Financing

August 2026 Secured Term Loan. On August 13, 2026, the Company and certain of its subsidiaries entered into a $47.9 million secured term loan (the “August 2026 Secured Term Loan”) with Nordea Bank Abp NUF to refinance in full the amounts outstanding under the Company’s February 2025 secured term loan facility. The August 2026 Secured Term Loan consists of three tranches secured by the vessels Navigator Hyperion, Navigator Titan and Navigator Vesta, with borrowings under each tranche limited to 55% of the fair market value of the applicable vessel. The August 2026 Secured Term Loan is fully amortizing through quarterly repayments and bears interest at a rate equal to Comp SOFR plus 150 basis points. The facility matures 60 months after the utilization date and, in any event, no later than August 14, 2031. As of September 30, 2026, the amount outstanding under the facility was $45.5 million.

February 2025 Secured Term Loan. On February 7, 2025, the Company entered into a $74.6 million Secured Term Loan (the “February 2025 Secured Term Loan”) with Nordea Bank Abp, to partially finance the purchase price of the three Purchased Vessels. The February 2025 Facility was non-amortizing, carried interest at a rate of Term SOFR plus 180 basis points and matured after 18 months. A repayment of $26.7 million was made on August 12, 2026, and on August 13, 2026, the remainder of the February 2025 Secured Term Loan was refinanced in a total amount of $47.9 million with the Company and certain of its subsidiaries entering into the August 2026 Secured Term Loan and as a result, the February 2025 Secured Term Loan was fully repaid and all security granted under the facility by the Company over the three Purchased Vessels was released.
July 2026 Post-Delivery Secured Term Loan. On July 31, 2026, the Company and certain of its subsidiaries as part of the Amon Joint Venture (as defined below) entered into a $121.8 million secured term loan (the “July 2026 Post-Delivery Secured Term Loan”) with ING Bank N.V., London Branch, Société Générale and Oversea-Chinese Banking Corporation Limited to finance from delivery, up to 70% of the shipyard cost of two newbuild 51,530 cubic-meter capacity ammonia-fueled, ice-class, liquefied ammonia carriers Navigator Amundsen and Navigator Archer (the "Two Ammonia Newbuild Vessels"). All pre-delivery payments under the shipbuilding contracts until delivery of the vessels will be paid by the Company and certain of its subsidiaries as part of the Amon Joint Venture from cash on hand. The July 2026 Post-Delivery Secured Term Loan is amortizing with a balloon payment of $85.3 million, and bears interest at a rate of Term SOFR plus 135 basis points. The July 2026 Post-Delivery Secured Term Loan is expected to be drawn on delivery of each vessel, and matures at the earlier of 72 months after delivery of each vessel or March 12, 2035 (Ship Tranche A) and July 12, 2035 (Ship Tranche B). As of September 30, 2026, the facility was undrawn.

June 2026 Pre-Delivery Secured Term Loan. On June 18, 2026, the Company and certain of its subsidiaries entered into a $164.6 million secured pre-delivery term loan (the “June 2026 Pre-Delivery Secured Term Loan”) with BNP Paribas (acting through its Tokyo Branch) as lead lender to finance up to 80% of the pre-delivery installments to the shipyard for two of the Company’s Four Ethylene Newbuild Vessels (as defined below), Navigator Polaris and Navigator Proxima. The Company will use cash on hand to pay the remainder of the pre-delivery construction costs. The June 2026 Pre-Delivery Secured Term Loan is non-amortizing with a bullet repayment of $164.6 million, and bears interest at a rate of Term SOFR plus 160 basis points. The June 2026 Pre-Delivery Secured Term Loan is designed to be refinanced by the June 2026 JOLCO Financing (see below) and matures at the earlier of the refinancing of the vessels under the June 2026 JOLCO Financing, delivery of the second vessel (anticipated to be in June 2027), or April 27, 2028. As of September 30, 2026, the June 2026 Pre-Delivery Secured Term

Loan was partially drawn in the amount of $65.9 million to recoup 80% of all pre-delivery installments paid to the shipyard for the two vessels to date.

June 2026 JOLCO Financing. On June 18, 2026, the Company obtained committed Japanese Operating Lease with Call Option ("JOLCO") financing of $205.8 million to refinance the June 2026 Pre-Delivery Secured Term Loan and provide long-term post-delivery financing for two of the Company’s Four Ethylene Newbuild Vessels (as defined below), Navigator Polaris and Navigator Proxima. The Company has effective break options after 5 years and 8.5 years and the full tenor of the June 2026 JOLCO Financing is 15 years. Under the terms of the arrangement, upon delivery of the vessels expected in December 2026 and June 2027 respectively, the Company will draw on the JOLCO arrangements and is currently expected to make quarterly payments of approximately $2.1 million per vessel. As of September 30, 2026, the June 2026 JOLCO Financing was undrawn. Throughout the June 2026 JOLCO Financing, the Company will at all times retain responsibility for the commercial and technical operation of the two vessels, including crewing, maintenance, insurance and ship management. Access to the June 2026 JOLCO Financing remains subject only to customary conditions precedent and closing procedures at or around the time of delivery of each of the two vessels.

Revolving Credit Facilities. The Company repaid amounts under three of its revolving credit facilities: on August 25, 2026, the Company repaid $28.5 million, being the available revolving credit portion of its $111.8 million December 2022 Term Loan and Revolving Credit Facility, on September 24, 2026, the Company repaid $62.9 million, being the available revolving credit portion of its $147.6 million August 2024 Term Loan and Revolving Credit Facility and on September 24, 2026 repaid $65.3 million, being the available revolving credit portion of its $300 million May 2025 Secured Term Loan and Revolving Credit Facility. At September 30, 2026, the Company had $156.7 million available but undrawn revolving credit under its various revolving facilities.

Unigas

On July 13, 2026, further to the non-binding letter of intent entered into on April 14, 2026, the Company entered into definitive agreements with Bernhard Schulte (Singapore) Holdings Pte. Ltd. (“Bernhard Schulte”) and Sloman Neptun Schiffahrts-Aktiengesellschaft (“Sloman Neptun”) for the sale of eight gas carriers (the “Unigas Vessels”), together with the Company’s shareholding in Unigas International B.V. (“Unigas B.V.”), the entity that commercially manages the Unigas Vessels through the Unigas Pool, for aggregate consideration of $183.1 million (the “Unigas Transaction”).

The Unigas Transaction is complete, with Happy Osprey, Happy Peregrine, Happy Albatross, Happy Penguin, Happy Kestrel and Happy Condor delivered to the buyers during the third quarter of 2026, and Happy Avocet and Happy Pelican delivered to the buyers in October 2026.

The combined book value in respect of the two remaining Unigas Vessels, Happy Avocet and Happy Pelican (subsequently delivered in October 2026) and the Company's holding in Unigas B.V. (subsequently sold on November 2, 2026) in the Company's accounts at September 30, 2026, was approximately $31.1 million and the Company expects to recognize a profit on sale of the remaining two Unigas Vessels and the Company's holding in Unigas B.V. of approximately $22.0 million in the quarter ending December 31, 2026. At September 30, 2026, there were no outstanding balances under any financing facilities in respect of the Unigas Vessels.

The divestment of the Unigas Vessels and the Company’s shareholding in Unigas B.V. is as follows:

	Capacity (cbm)	Year Built	Delivery date	Net Proceeds	Profit on sale
				(in millions)
Happy Osprey	12,000	2013	August 20, 2026	$21.2	$6.7
Happy Peregrine	12,000	2014	August 25, 2026	22.6	7.3
Happy Albatross	12,000	2015	August 27, 2026	31.3	14.4
Happy Penguin	6,800	2013	September 4, 2026	18.6	6.5
Happy Condor	9,000	2008	September 9, 2026	14.8	6.3
Happy Kestrel	12,000	2013	September 11, 2026	21.4	6.8
Total Unigas Vessels sold in the third quarter of 2026				$129.9	$48.0

Happy Pelican	6,800	2012	October 21, 2026	17.8	6.4
Happy Avocet	12,000	2017	October 27, 2026	$33.4	$15.6
Total Unigas Vessels held for sale at September 30, 2026, and sold in October 2026				$51.2	$22.0

Total divestment of Unigas B.V. shares in November 2026			November 2, 2026	$2.0	$—
Total				$183.1	$70.0

Legal Updates

In February 2025, as part of an investigation into allegations of corruption, Muhamad Kerry Adrianto and certain other business partners and executives of PT Pertamina (Persero), Indonesia's state-owned energy company (“Pertamina”), were arrested by Indonesian authorities. The allegations related to the mismanagement of crude oil and oil refinery products at Pertamina between 2018 and 2023. The legal proceedings linked with the investigation by local authorities related to nine individuals and concluded in February 2026, with all nine defendants being found guilty. Mr. Adrianto was given a custodial sentence of 15 years, a fine of around $60,000 and was ordered to pay compensation of approximately $173 million.

On March 5, 2026, Mr. Adrianto lodged an appeal to his sentence with the High Court in Jakarta, Indonesia. On June 10, 2026, the High Court issued its appeal judgment, materially rejecting Mr. Adrianto's appeal, with his fine being reduced from around $60,000 to approximately $30,000 and the compensation order being increased from approximately $173 million to around $840 million. On June 22, 2026, Mr. Adrianto filed an appeal against the High Court's appeal decision to the Indonesian Supreme Court. The Company understands that the Supreme Court rejected the appeal on October 14, 2026, however, the judgment has not yet been received and the Company continues to monitor developments.

We are not aware of any link or connection between the Company or PTNK, our Indonesian joint venture, and the investigation or its findings other than through Mr. Adrianto, who served as a director of PTNK until September 2025, when he was replaced as a director of PTNK.

Following the above, we continue to believe that the events surrounding Mr. Adrianto will not have a material impact on the Company or our operations.

Unaudited Results of Operations for the Three Months Ended September 30, 2026, compared to the Three Months Ended September 30, 2025

	Three months ended September 30, 2025	Three months ended September 30, 2026	Percentage change
	(in thousands, except percentage change)
Operating revenues	$141,871	$143,728	1.3%
Operating revenues – Unigas Pool	11,215	11,303	0.8%
Total operating revenues	153,086	155,031	1.3%

Brokerage commission	1,906	1,780	(6.6)%
Voyage expenses	20,114	35,044	74.2%
Vessel operating expenses	49,288	42,794	(13.2)%
Depreciation and amortization	32,937	29,553	(10.3)%
General and administrative costs	8,575	9,759	13.8%
Profit from sale of vessels	(12,589)	(48,013)	281.4%
Total net operating expenses	100,231	70,917	(29.2)%

Operating income	52,855	84,114	59.1%
Unrealized (loss)/gain on non-designated derivative instruments	(2,368)	5,025	(312.2)%
Interest expense	(14,913)	(12,919)	(13.4)%
Interest income	1,720	2,286	32.9%
Write-off of deferred financing costs	—	(160)	—%
Unrealized foreign exchange (loss)/gain	(974)	54	(105.5)%
Income before taxes and share of results of equity method investments	36,320	78,400	115.9%
Income taxes	(3,790)	(882)	(76.7)%
Share of results of equity method investments	3,273	2,167	(33.8)%
Net income	35,803	79,685	122.6%
Net income attributable to non-controlling interest	(2,648)	(1,341)	(49.4)%
Net income attributable to stockholders of Navigator Holdings Ltd.	$33,155	$78,344	136.3%

The following table presents selected operating data for the three months ended September 30, 2026, and 2025, which we believe are useful in understanding the basis of movements in our operating revenues.

	Three months ended September 30, 2025	Three months ended September 30, 2026
Fleet Data*:
Weighted average number of vessels	48.8	46.0
Ownership days	4,485	4,232
Available days	4,402	4,077
Earning days	3,932	3,585
Fleet utilization	89.3%	87.9%
Average daily Time Charter Equivalent**	$30,966	$30,314
* Fleet Data - Our two5 owned vessels in the independently managed Unigas Pool at September 30, 2026, compared to the nine owned vessels in the independently managed Unigas Pool at September 30, 2025, are excluded.
5 On January 28, 2026, Happy Falcon, a 2002-built 3,770 cbm semi-refrigerated small gas carrier was sold
On August 20, 2026, Happy Osprey a 2013-built 12,000 cbm semi-refrigerated small gas carrier was sold;
On August 25, 2026, Happy Peregrine a 2014-built 12,000 cbm semi-refrigerated small gas carrier was sold;
On August 27, 2026, Happy Albatross a 2015-built 12,000 cbm semi-refrigerated small gas carrier was sold;
On September 4, 2026, Happy Penguin a 2013-built 6,800 cbm semi-refrigerated small gas carrier was sold;
On September 9, 2026, Happy Condor a 2008-built 9,000 cbm semi-refrigerated small gas carrier was sold; and
On September 11, 2026, Happy Kestrel a 2013-built 12,000 cbm semi-refrigerated small gas carrier was sold.
At September 30, 2026, Happy Avocet and Happy Pelican were owned by the Company.

** Non-GAAP Financial Measure - Time charter equivalent ("TCE") - TCE is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding revenues from the Unigas Pool), less any voyage expenses, by the number of earning days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel's voyage-related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses and charge our customers for these costs through our sales invoicing. TCE is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and contracts of affreightment) under which vessels may be employed. We include average daily TCE as we believe it provides additional meaningful information. Our calculation of TCE may not be comparable to that reported by other companies.

The following table represents a reconciliation of operating revenues, the most directly comparable financial measure calculated in accordance with U.S. GAAP, to TCE for the periods presented.

	Three months ended September 30, 2025	Three months ended September 30, 2026
Average daily time charter equivalent***:	(in thousands, except earning days and average daily time charter equivalent rate)
Operating revenues	$141,871	$143,728
Voyage expenses	(20,114)	(35,044)
Operating revenues less voyage expenses	$121,757	$108,684

Earning days	3,932	3,585
Average daily time charter equivalent	$30,966	$30,314
*** Our two owned vessels in the independently managed Unigas Pool at September 30, 2026, and our nine owned vessels in the independently managed Unigas Pool at September 30, 2025, are excluded.

Operating Revenues. Operating revenues, net of address commission, were $143.7 million for the three months ended September 30, 2026, an increase of approximately $1.9 million or 1.3% compared to $141.9 million for the three months ended September 30, 2025. This increase was primarily due to:
•    a decrease of approximately $2.4 million attributable to a decrease in average TCE rates, which decreased to an average of approximately $30,314 per vessel per day ($922,050 per vessel pcm) for the three months ended September 30, 2026, compared to an average of approximately $30,966 per vessel per day ($941,895 per vessel pcm) for the three months ended September 30, 2025;
•    a decrease of approximately $1.7 million attributable to a decrease in fleet utilization, which decreased to 87.9% for the three months ended September 30, 2026, compared to 89.3% for the three months ended September 30, 2025;

•    a decrease of approximately $9.0 million or 7.4%, attributable to a net 325-day decrease in vessel available days for the three months ended September 30, 2026, compared to the three months ended September 30, 2025, primarily as a result of the intervening sales of Navigator Gemini, Navigator Saturn, and Navigator Pegasus; and
•    an increase of approximately $14.9 million, primarily attributable to an increase in invoiced pass-through voyage expenses for the three months ended September 30, 2026, compared to the three months ended September 30, 2025.

Operating Revenues – Unigas Pool. Operating revenues – Unigas Pool was $11.3 million, an increase of 0.8% for the three months ended September 30, 2026, compared to $11.2 million for the three months ended September 30, 2025. These operating revenues represent our share of the operating revenues earned from our eight vessels (which decreased to two vessels by the end of September 2026) operating within the independently managed Unigas Pool, based on agreed pool points.
Brokerage Commission. Brokerage commission, which typically varies between 1.25% and 2.5% of operating revenues, was $1.8 million for the three months ended September 30, 2026, compared to $1.9 million for the three months ended September 30, 2025.
Voyage Expenses. Voyage expenses increased by $14.9 million or 74.2% to $35.0 million for the three months ended September 30, 2026, from $20.1 million for the three months ended September 30, 2025. These voyage expenses are substantially pass-through costs and correspond to an increase in operating revenues of a similar amount. The increase was primarily due to higher bunker fuel costs associated with higher oil and bunker prices during the three months ended September 30, 2026, compared to the three months ended September 30, 2025, due primarily to market volatility linked to geopolitical developments in the Middle East.

Vessel Operating Expenses. Vessel operating expenses decreased by $6.5 million or 13.2% to $42.8 million for the three months ended September 30, 2026, from $49.3 million for the three months ended September 30, 2025, as a result of a decrease in the weighted average number of vessels from 57.8 vessels for the three months ended September 30, 2025, to 52.1 for the three months ended September 30, 20266. Average daily vessel operating expenses decreased by $346 per vessel per day, or 3.7%, to $8,928 per vessel per day for the three months ended September 30, 2026, compared to $9,275 per vessel per day for the three months ended September 30, 2025, mainly due to timing of project-related expenses incurred during the three months ended September 30, 2026, compared to the three months ended September 30, 2025.
Depreciation and Amortization. Depreciation and amortization decreased by $3.4 million to $29.6 million for the three months ended September 30, 2026, compared to $32.9 million for the three months ended September 30, 2025. The decrease was primarily due to the sales of Navigator Gemini, Navigator Saturn, Happy Falcon and Navigator Pegasus, and Navigator Pluto which became fully depreciated in August 2025. Depreciation and amortization included amortization of capitalized drydocking costs of $5.5 million for the three months ended September 30, 2026, and $5.6 million for the three months ended September 30, 2025.
General and Administrative Costs. General and administrative costs increased by $1.2 million to $9.8 million for the three months ended September 30, 2026, compared to $8.6 million for the three months ended September 30, 2025. The increase is primarily driven by project-specific legal and professional fees.
Profit from Sale of Vessels. Profit from sale of vessels for the three months ended September 30, 2026, was $48.0 million related to the sale of Happy Osprey, Happy Peregrine, Happy Albatross, Happy Penguin, Happy Condor and Happy Kestrel compared to $12.6 million related to the sale of Navigator Gemini during the three months ended September 30, 2025.
Unrealized Gain/Loss on Non-Designated Derivative Instruments. The unrealized gain of $5.0 million on non-designated derivative instruments for the three months ended September 30, 2026, relates to non-cash fair value gains on interest rate swaps that are used to hedge a number of our variable rate secured term loan and revolving credit facilities, as a result of increases in forward U.S. dollar SOFR interest rates. This is compared to an unrealized loss of $2.4 million for the three months ended September 30, 2025.

Interest Expense. Interest expense decreased by $2.0 million, or 13.4%, to $12.9 million for the three months ended September 30, 2026, from $14.9 million for the three months ended September 30, 2025. This is primarily a result of increased capitalized interest on vessels under construction for the three months ended September 30, 2026, compared to the three months ended September 30, 2025, which reduced the amount of interest expense recognized for the three months ended September 30, 2026.
Unrealized Foreign Exchange Loss and Gain. The unrealized foreign exchange gain of $0.1 million for the three months ended September 30, 2026, relates to gains on foreign currency cash balances held, driven primarily by the Indonesian Rupiah strengthening against the U.S. dollar during the three months ended September 30, 2026, compared to an unrealized foreign exchange loss of $1.0 million for the three months ended September 30, 2025.
Income Taxes. Income taxes relate to taxes on our subsidiaries and businesses incorporated around the world, including those incorporated in the United States of America. Income taxes were an expense of $0.9 million for the three months ended September 30, 2026, compared to an expense of $3.8 million for the three months ended September 30, 2025, primarily related to movements in current and deferred taxes in relation to our equity investment in the Ethylene Export Terminal.
Share of Results of Equity Method Investments. The share of the result of the Company’s 50% ownership in the Export Terminal Joint Venture was an income of $2.2 million for the three months ended September 30, 2026, compared to income of $3.3 million for the three months ended September 30, 2025. Volumes exported through the Ethylene Export Terminal were 264,398 mts for the three months ended September 30, 2026, compared to 270,502 mts for the three months ended September 30, 2025.

Non-Controlling Interest. On September 30, 2022, the Company entered into a joint venture (the "Navigator Greater Bay Joint Venture") with Greater Bay Gas Co. Ltd. ("Greater Bay Gas"). The Navigator Greater Bay Joint Venture was owned 60% by the Company and 40% by Greater Bay Gas. On October 14, 2025, the Company increased its ownership interest in the Navigator Greater Bay Joint Venture from 60% to 75.1% through the acquisition of an additional 15.1% interest for total cash consideration of $16.8 million. The Navigator Greater Bay Joint Venture continues to be accounted for as a consolidated subsidiary in our consolidated financial statements, with the proportion owned by Greater Bay Gas accounted for as a non-controlling interest. Net income attributable to Greater Bay Gas of $1.2 million is presented as part of the non-controlling interest in our financial results for the three months ended September 30, 2026, compared to net income attributable to Greater Bay Gas of $2.1 million for the three months ended September 30, 2025.
6 Weighted average number of vessels for Vessel Operating Expenses includes vessels in the independently managed Unigas Pool.

Unaudited Results of Operations for the Nine Months Ended September 30, 2026 compared to the Nine Months Ended September 30, 2025

	Nine months ended September 30, 2025	Nine months ended September 30, 2026	Percentage change
	(in thousands, except percentage change)
Operating revenues	$398,978	$429,646	7.7%
Operating revenues – Unigas Pool	35,149	33,940	(3.4)%
Total operating revenues	434,127	463,586	6.8%

Brokerage commission	5,357	5,554	3.7%
Voyage expenses	55,988	82,740	47.8%
Vessel operating expenses	143,675	135,712	(5.5)%
Depreciation and amortization	101,950	92,951	(8.8)%
General and administrative costs	26,963	31,287	16.0%
Profit from sale of vessels	(25,206)	(75,333)	198.9%
Total net operating expenses	308,727	272,911	(11.6)%

Operating income	125,400	190,675	52.1%
Realized loss on non-designated derivative instruments	(1,228)	(374)	(69.5)%
Unrealized (loss)/gain on non-designated derivative instruments	(4,753)	8,976	(288.8)%
Interest expense	(42,668)	(38,382)	(10.0)%
Interest income	4,566	5,623	23.1%
Unrealized foreign exchange loss	(1,120)	(2,517)	125%
Write-off of deferred financing costs	(266)	(260)	(2)%
Other income	4,801	1,337	(72.2)%
Income before taxes and share of results of equity method investments	84,732	165,078	94.8%
Income taxes	(5,141)	(3,921)	(23.7)%
Share of results of equity method investments	7,174	11,888	65.7%
Net income	86,765	173,045	99.4%
Net income attributable to non-controlling interest	(5,122)	(6,254)	22.1%
Net income attributable to stockholders of Navigator Holdings Ltd.	$81,643	$166,791	104.3%
The following table presents selected operating data for the nine months ended September 30, 2026, and 2025, which we believe are useful in understanding the basis for movements in our operating revenues.

	Nine months ended September 30, 2025	Nine months ended September 30, 2026
Fleet Data*:
Weighted average number of vessels	48.7	46.5
Ownership days	13,307	12,692
Available days	12,931	12,329
Earning days	11,460	11,070
Fleet utilization	88.6%	89.8%
Average daily Time Charter Equivalent**	$29,929	$31,337

* Fleet Data - Our two7 owned vessels in the independently managed Unigas Pool at September 30, 2026, compared to nine owned vessels in the independently managed Unigas Pool at September 30, 2025, are excluded.
** Non-GAAP Financial Measure - Time charter equivalent ("TCE") - TCE is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding revenues from the Unigas Pool), less any voyage expenses, by the number of earning days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel's voyage-related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses and charge our customers for these costs through our sales invoicing. TCE is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and contracts of affreightment) under which vessels may be employed. We include average daily TCE as we believe it provides additional meaningful information. Our calculation of TCE may not be comparable to that reported by other companies.

The following table represents a reconciliation of operating revenues to TCE. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Nine months ended September 30, 2025	Nine months ended September 30, 2026
Average daily time charter equivalent***:	(in thousands, except earning days and average daily time charter equivalent rate)
Fleet Data:
Operating revenues	$398,978	$429,646
Voyage expenses	(55,988)	(82,740)
Operating revenues less voyage expenses	$342,990	$346,906

Earning days	11,460	11,070
Average daily time charter equivalent	$29,929	$31,337
*** Our two owned vessels in the independently managed Unigas Pool at September 30, 2026, and our nine owned vessels in the independently managed Unigas Pool at September 30, 2025, are excluded.
Operating Revenues. Operating revenues, net of address commission, were $429.6 million for the nine months ended September 30, 2026, an increase of approximately $30.7 million or 7.7% compared to $399.0 million for the nine months ended September 30, 2025. This increase was primarily due to:

•an increase of approximately $15.4 million attributable to an increase in average TCE rates, which increased to an average of approximately $31,337 per vessel per day ($953,181 per vessel per calendar month) for the nine months ended September 30, 2026, compared to an average of approximately $29,929 per vessel per day ($910,349 per vessel per calendar month) for the nine months ended September 30, 2025;
•an increase in operating revenues of approximately $4.5 million attributable to an increase in fleet utilization, which increased to 89.8% for the nine months ended September 30, 2026, compared to 88.6% for the nine months ended September 30, 2025;
•a decrease in operating revenues of approximately $16.0 million or 4.6% driven by a 602-day decrease in vessel available days for the nine months ended September 30, 2026, due to the sales of Navigator Gemini, Navigator Saturn, and Navigator Pegasus, compared to the nine months ended September 30, 2025;
•an increase in operating revenues of approximately $26.8 million, primarily attributable to an increase in pass-through voyage expenses for the nine months ended September 30, 2026, compared to the nine months ended September 30, 2025.
Operating Revenues – Unigas Pool. Operating revenues – Unigas Pool was $33.9 million for the nine months ended September 30, 2026, a decrease of 3.4% compared to $35.1 million for the nine months ended September 30, 2025. The decrease was due to the number of our vessels operating in the pool decreasing from nine to two, offset by increased utilization across the pool fleet.
7 On January 28, 2026, Happy Falcon, a 2002-built 3,770 cbm semi-refrigerated small gas carrier was sold
On August 20, 2026, Happy Osprey a 2013-built 12,000 cbm semi-refrigerated small gas carrier was sold;
On August 25, 2026, Happy Peregrine a 2014-built 12,000 cbm semi-refrigerated small gas carrier was sold;
On August 27, 2026, Happy Albatross a 2015-built 12,000 cbm semi-refrigerated small gas carrier was sold;
On September 4, 2026, Happy Penguin a 2013-built 6,800 cbm semi-refrigerated small gas carrier was sold;
On September 9, 2026, Happy Condor a 2008-built 9,000 cbm semi-refrigerated small gas carrier was sold; and
On September 11, 2026, Happy Kestrel a 2013-built 12,000 cbm semi-refrigerated small gas carrier was sold.
At September 30, 2026, Happy Avocet and Happy Pelican were owned by the Company.

Brokerage Commission. Brokerage commission, which typically varies between 1.25% and 2.5% of operating revenue, was $5.6 million for the nine months ended September 30, 2026, compared to $5.4 million for the nine months ended September 30, 2025.
Voyage Expenses. Voyage expenses increased by $26.8 million or 47.8% to $82.7 million for the nine months ended September 30, 2026, from $56.0 million for the nine months ended September 30, 2025. These voyage expenses are substantially pass-through costs and correspond to an increase in operating revenues of a similar amount. The increase was primarily due to higher bunker fuel costs associated with higher oil and bunker prices during the nine months ended September 30, 2026, compared to the nine months ended September 30, 2025, due primarily to market volatility linked to geopolitical developments in the Middle East.
Vessel Operating Expenses. Vessel operating expenses decreased by $8.0 million or 5.5% to $135.7 million for the nine months ended September 30, 2026, from $143.7 million for the nine months ended September 30, 2025, as a result of a decrease in the weighted average number of vessels from 57.7 vessels for the nine months ended September 30, 2025, compared to 54.0 for the nine months ended September 30, 20268. Average daily vessel operating expenses increased by $85 per vessel per day, or 0.9%, to $9,199 per vessel per day for the nine months ended September 30, 2026, compared to $9,114 per vessel per day for the nine months ended September 30, 2025. The increase was driven by higher crew and maintenance costs incurred during the nine months ended September 30, 2026, compared to the nine months ended September 30, 2025.
Depreciation and Amortization. Depreciation and amortization decreased by $9.0 million to $93.0 million for the nine months ended September 30, 2026, from $102.0 million for the nine months ended September 30, 2025, primarily due to the sales of Navigator Gemini, Navigator Saturn, Navigator Pegasus, and Happy Falcon, and the eight Unigas Vessels held for sale from July 2026, and Navigator Pluto which became fully depreciated in August 2025. Depreciation and amortization included amortization of capitalized drydocking costs of $16.7 million and $17.0 million for the nine months ended September 30, 2026, and 2025, respectively.
General and Administrative Costs. General and administrative costs increased by $4.3 million to $31.3 million for the nine months ended September 30, 2026, from $27.0 million for the nine months ended September 30, 2025. The increase is primarily driven by project-specific legal and professional fees.
Profit from Sale of Vessels. Profit from sale of vessels for the nine months ended September 30, 2026, was $75.3 million related to the sales of Navigator Saturn and Happy Falcon in January 2026 and Navigator Pegasus in April 2026 and Happy Osprey, Happy Peregrine, Happy Albatross, Happy Penguin, Happy Condor and Happy Kestrel during the third quarter of 2026, compared to $25.2 million related to the sales of Navigator Venus and Navigator Gemini during the nine months ended September 30, 2025.
Realized Loss on Non-Designated Derivative Instruments. The realized loss of $0.4 million on non-designated derivative instruments for the nine months ended September 30, 2026, relates to the termination and settlement of interest rate swaps that hedged the $55.8 million July 2015 Santander Credit Facility B which was repaid during the nine months ended September 30, 2026, compared to a realized loss of $1.2 million on non-designated derivative instruments for the nine months ended September 30, 2025, which related to the termination and settlement of interest rate swaps that hedged the $210 million secured term loan and revolving credit facility that was repaid during the nine months ended September 30, 2025.
Unrealized Gain and Loss on Non-Designated Derivative Instruments. The unrealized gain of $9.0 million on non-designated derivative instruments for the nine months ended September 30, 2026, relates to non-cash fair value gains on interest rate swaps that are used to hedge a number of our variable rate secured term loan and revolving credit facilities, as a result of increases in forward U.S. dollar SOFR interest rates. This is compared to an unrealized loss of $4.8 million for the nine months ended September 30, 2025.
Interest Expense. Interest expense decreased by $4.3 million, or 10.0%, to $38.4 million for the nine months ended September 30, 2026, from $42.7 million for the nine months ended September 30, 2025. This is primarily a result of increased capitalized interest on the vessels under construction for the nine months ended September 30, 2026, compared to the nine months ended September 30, 2025, which reduced the amount of interest expense recognized for the nine months ended September 30, 2026.
Unrealized Foreign Exchange Loss. The unrealized foreign exchange loss of $2.5 million for the nine months ended September 30, 2026, relates to losses on foreign currency cash balances held, primarily driven by the Indonesian Rupiah weakening against the U.S. dollar during the period, compared to an unrealized loss of $1.1 million for the nine months ended September 30, 2025.
Net Other Income. In March 2026, the Company recognized $1.3 million for the nine months ended September 30, 2026, in other income from a third party relating to a claim for damages caused to Navigator Neptune in 2021. The amount is the final settlement and no further amounts in relation to this matter are anticipated, compared to $4.8 million recognized in the nine months ended September 30, 2025, in other income relating to a claim for damages caused to Navigator Aries in 2016 and received from a third party.
Income Taxes. Income taxes relate to taxes on our subsidiaries and businesses incorporated around the world including those incorporated in the United States of America. Income taxes were an expense of $3.9 million for the nine months ended September 30, 2026, compared to an expense of $5.1 million for the nine months ended September 30, 2025, primarily related to movements in current and deferred taxes in relation to our equity investment in the Ethylene Export Terminal.
8 Weighted average number of vessels for Vessel Operating Expenses includes vessels in the independently managed Unigas Pool.

Share of Results of Equity Method Investments. The share of the result of the Company’s 50% ownership in the Export Terminal Joint Venture was income of $11.9 million for the nine months ended September 30, 2026, compared to income of $7.2 million for the nine months ended September 30, 2025. Volumes exported through the Ethylene Export Terminal increased to 939,213 mts for the nine months ended September 30, 2026, compared to 626,233 mts for the nine months ended September 30, 2025.
Non-Controlling Interest. On September 30, 2022, the Company entered into the Navigator Greater Bay Joint Venture. The joint venture was owned 60% by the Company and 40% by Greater Bay Gas. On October 14, 2025, the Company increased its ownership interest in the Navigator Greater Bay Joint Venture from 60% to 75.1% through the acquisition of an additional 15.1% interest for total cash consideration of $16.8 million. The Navigator Greater Bay Joint Venture continues to be accounted for as a consolidated subsidiary in our consolidated financial statements, with the proportion owned by Greater Bay Gas accounted for as a non-controlling interest. Net income attributable to Greater Bay Gas of $6.3 million is presented as part of the non-controlling interest in our financial results for the nine months ended September 30, 2026, compared to net income attributable to Greater Bay Gas of $4.8 million for the nine months ended September 30, 2025.

Reconciliation of Non-GAAP Financial Measures
The following table shows a reconciliation of Net income to EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2026, and 2025:

	Three months ended September 30, 2025	Three months ended September 30, 2026	Nine months ended September 30, 2025	Nine months ended September 30, 2026
	(in thousands)
Net income	$35,803	$79,685	$86,765	$173,045
Net interest expense	13,193	10,633	38,102	32,759
Income taxes	3,790	882	5,141	3,921
Depreciation and amortization	32,937	29,553	101,950	92,951
EBITDA[9]	85,723	120,753	231,958	302,676
Realized loss on non-designated derivative instruments	—	—	1,228	374
Unrealized loss/(gain) on non-designated derivative instruments	2,368	(5,025)	4,753	(8,976)
Unrealized foreign exchange (gain)/loss	974	(54)	1,120	2,517
Write-off of deferred financing costs	—	160	266	260
Net other income	—	—	(4,801)	(1,337)
Profit from sale of vessels	(12,589)	(48,013)	(25,206)	(75,333)
Adjusted EBITDA[10]	$76,476	$67,821	$209,318	$220,181

9 EBITDA is not a measurement prepared in accordance with U.S. GAAP. EBITDA represents net income before net interest expense, income taxes, depreciation and amortization. Management believes that EBITDA is useful to investors in evaluating the operating performance of the Company. EBITDA does not represent and should not be considered an alternative to consolidated net income, earnings per share, cash generated from operations, or any other GAAP measure.

10 Adjusted EBITDA is not a measurement prepared in accordance with U.S. GAAP. We define Adjusted EBITDA as EBITDA before profit/loss on sale of vessel, realized and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange, write-off of deferred financing costs and other income. Management believes that Adjusted EBITDA is useful to investors in evaluating the operating performance of the Company. Adjusted EBITDA does not represent and should not be considered an alternative to consolidated net income, earnings per share, cash generated from operations, or any other GAAP measure.

The following table shows a reconciliation of Net income attributable to stockholders of Navigator Holdings Ltd. to Adjusted net income attributable to stockholders of Navigator Holdings Ltd., for the three and nine months ended September 30, 2026, and 2025:

	Three months ended September 30, 2025	Three months ended September 30, 2026	Nine months ended September 30, 2025	Nine months ended September 30, 2026
	(in thousands except earnings per share and number of shares)
Net income attributable to stockholders of Navigator Holdings Ltd.	$33,155	$78,344	$81,643	$166,791
Realized loss on non-designated derivative instruments	—	—	1,228	374
Unrealized loss/(gain) on non-designated derivative instruments	2,368	(5,025)	4,753	(8,976)
Unrealized foreign exchange (gain)/loss	974	(54)	1,120	2,517
Write-off of deferred financing costs	—	160	266	260
Net other income	—	—	(4,801)	(1,337)
Profit from sale of vessels	(12,589)	(48,013)	(25,206)	(75,333)
Adjusted net income attributable to stockholders of Navigator Holdings Ltd. [11]	$23,908	$25,412	$59,003	$84,296

Earnings per share attributable to stockholders of Navigator Holdings Ltd.
Basic	$0.50	$1.28	$1.20	$2.67
Diluted	$0.50	$1.27	$1.19	$2.63

Adjusted Basic[12]	$0.36	$0.42	$0.87	$1.35
Adjusted Diluted[13]	$0.36	$0.41	$0.86	$1.33

Basic weighted average number of shares	65,752,850	61,207,429	67,970,593	62,576,087
Diluted weighted average number of shares	66,446,941	61,911,896	68,677,285	63,298,659

During the third quarter of 2026, the Company updated its definition of Adjusted net income attributable to stockholders of the Company to exclude profit/loss on sale of vessels, reverting to the methodology applied prior to the first quarter of 2026. Accordingly, profit/loss from the sale of vessels is excluded from Adjusted EBITDA, Adjusted net income attributable to stockholders of the Company, Adjusted basic earnings per share, and Adjusted diluted earnings per share. Prior-period amounts presented herein have been updated to conform to the current-period presentation.

Management believes that excluding profit/loss on sale of vessels from Adjusted EBITDA, Adjusted net income attributable to stockholders of the Company, Adjusted basic earnings per share, and Adjusted diluted earnings per share provides investors with a measure that tracks the Company's underlying operating performance.
11 Adjusted net income attributable to stockholders of the Company is not a measurement prepared in accordance with U.S. GAAP. We define Adjusted net income attributable to stockholders of the Company as Net income attributable to stockholders adjusted to exclude profit/loss on sale of vessel, realized and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange, write-off of deferred financing costs and other income. Management believes that Adjusted net income attributable to stockholders is useful to investors in evaluating the performance of the Company. Adjusted net income attributable to stockholders does not represent and should not be considered an alternative to consolidated net income, earnings per share, cash generated from operations, or any other GAAP measure.

12 Adjusted basic earnings per share attributable to stockholders of the Company is not a measurement prepared in accordance with U.S. GAAP. We define Adjusted basic earnings per share attributable to stockholders of the Company as basic earnings per share adjusted to exclude profit/loss on sale of vessel, realized and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange, write-off of deferred financing costs and other income. Management believes that Adjusted basic earnings per share attributable to stockholders of the Company is useful to investors in evaluating the performance of the Company. Adjusted basic earnings per share does not represent and should not be considered an alternative to consolidated net income, earnings per share, cash generated from operations, or any other GAAP measure.

13 Adjusted diluted earnings per share is not a measurement prepared in accordance with U.S. GAAP. We define Adjusted diluted earnings per share as Adjusted basic earnings per share adjusting the weighted average number of common shares used for calculating Adjusted basic earnings per share for the effects of all potentially dilutive shares. Adjusted diluted earnings per share does not represent and should not be considered an alternative to consolidated net income, earnings per share, cash generated from operations, or any other GAAP measure.

Liquidity and Capital Resources

Our primary sources of funds are cash and cash equivalents and restricted cash, cash from operations, undrawn bank borrowings, proceeds from vessel sales, and proceeds from bond issuances.

Our primary uses of funds are drydocking and other vessel maintenance expenditures, voyage expenses, vessel operating expenses, general and administrative costs, insurance costs, tax costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and quarterly repayment of bank loans. We also expect to use funds in connection with our Capital Return Policy. In addition, our medium-term and long-term liquidity needs relate to debt repayments, repayment of bonds, payments for the Four Ethylene Newbuild Vessels (as defined below), the Two Ammonia Newbuild Vessels (as defined below) and other potential future joint ventures, future vessel newbuilds, related investments, and other potential future vessel acquisitions, and/or related port or terminal projects.

As of September 30, 2026, the Company had unrestricted cash and cash equivalents of $221.1 million, restricted cash of $48.0 million, and credit facilities available to be drawn of $156.7 million, and in total cash, cash equivalents, restricted cash and undrawn facilities of $425.8 million.

Revolving Credit Facilities. The Company repaid amounts under three of its revolving credit facilities: on August 25, 2026, the Company repaid $28.5 million, being the available revolving credit portion of its $111.8 million December 2022 Term Loan and Revolving Credit Facility; on September 24, 2026, the Company repaid $62.9 million, being the available revolving credit portion of its $147.6 million August 2024 Term Loan and Revolving Credit Facility; and on September 24, 2026, the Company repaid $65.3 million, being the available revolving credit portion of its $300 million May 2025 Secured Term Loan and Revolving Credit Facility. At September 30, 2026, the Company had $156.7 million available but undrawn revolving credit under its various revolving facilities.
Financing Covenants. Our secured term loan facilities and revolving credit facilities contain liquidity covenants that require the Company to maintain cash and cash equivalents of no less than (i) up to $50.0 million, as applicable to the relevant loan facility, or (ii) 5% of total indebtedness (representing $38.4 million as of September 30, 2026), whichever is greater. Other non-liquidity covenants also apply to some of our facilities covering value adjusted total stockholders’ equity to value adjusted total assets, and the aggregate fair market value of vessels secured under a facility to the aggregate loan amount outstanding under that relevant facility.

August 2026 Secured Term Loan. On August 13, 2026, the Company and certain of its subsidiaries entered into a $47.9 million secured term loan (the “August 2026 Secured Term Loan”) with Nordea Bank Abp NUF to refinance in full the amounts outstanding under the Company’s February 2025 secured term loan facility. The August 2026 Secured Term Loan consists of three tranches secured by the vessels Navigator Hyperion, Navigator Titan and Navigator Vesta, with borrowings under each tranche limited to 55% of the fair market value of the applicable vessel. The August 2026 Secured Term Loan is fully amortizing through quarterly repayments and bears interest at a rate equal to Comp SOFR plus 150 basis points. The facility matures 60 months after the utilization date and, in any event, no later than August 14, 2031. As of September 30, 2026, the amount outstanding under the facility was $45.5 million.

February 2025 Secured Term Loan. On February 7, 2025, the Company entered into a $74.6 million Secured Term Loan (the “February 2025 Secured Term Loan”) with Nordea Bank Abp, to partially finance the purchase price of the three Purchased Vessels. The February 2025 Facility was non-amortizing, carried interest at a rate of Term SOFR plus 180 basis points and matured after 18 months. A repayment of $26.7 million was made on August 12, 2026, and on August 13, 2026, the remainder of the February 2025 Secured Term Loan was refinanced in a total amount of $47.9 million with the Company and certain of its subsidiaries entering into the August 2026 Secured Term Loan and as a result, the February 2025 Secured Term Loan was fully repaid and all security granted under the facility by the Company over the three Purchased Vessels was released.

July 2026 Post-Delivery Secured Term Loan. On July 31, 2026, the Company and certain of its subsidiaries as part of the Amon Joint Venture (as defined below) entered into a $121.8 million secured term loan (the “July 2026 Post-Delivery Secured Term Loan”) with ING Bank N.V., London Branch, Société Générale and Oversea-Chinese Banking Corporation Limited to finance from delivery, up to 70% of the shipyard cost of two newbuild 51,350 cubic-meter capacity ammonia-fueled, ice-class, liquefied ammonia carriers Navigator Amundsen and Navigator Archer (the "Two Ammonia Newbuild Vessels"). All pre-delivery payments under the shipbuilding contracts until delivery of the vessels will be paid by the Company and certain of its subsidiaries as part of the Amon Joint Venture from cash on hand. The July 2026 Post-Delivery Secured Term Loan is amortizing with a balloon payment of $85.3 million, and bears interest at a rate of Term SOFR plus 135 basis points. The July 2026 Post-Delivery Secured Term Loan is expected to be drawn on delivery of each vessel, and matures at the earlier of 72 months after delivery of each vessel or March 12, 2035, (Ship Tranche A) and July 12, 2035 (Ship Tranche B). As of September 30, 2026, the facility was undrawn.

June 2026 Pre-Delivery Secured Term Loan. On June 18, 2026, the Company and certain of its subsidiaries entered into a $164.6 million secured pre-delivery term loan (the “June 2026 Pre-Delivery Secured Term Loan”) with BNP Paribas (acting through its Tokyo Branch) as lead lender to finance up to 80% of the pre-delivery installments to the shipyard for two of the Company’s Four Ethylene Newbuild Vessels (as defined below), Navigator Polaris and Navigator Proxima. The Company will use cash on hand to pay the remainder of the pre-delivery construction costs. The June 2026 Pre-Delivery Secured Term Loan is non-amortizing with a bullet repayment of $164.6 million, and bears interest at a rate of Term SOFR plus 160 basis points. The June 2026 Pre-Delivery Secured Term Loan is designed to be refinanced by the June 2026 JOLCO Financing (see below) and matures at the earlier of the refinancing of the vessels under the June 2026 JOLCO Financing, delivery of the second vessel (anticipated to be in June 2027), or April 27, 2028. As of September 30, 2026, the June 2026 Pre-Delivery Secured Term

Loan was partially drawn in the amount of $65.9 million to recoup 80% of all pre-delivery installments paid to the shipyard for the two vessels to date.

June 2026 JOLCO Financing. On June 18, 2026, the Company obtained committed Japanese Operating Lease with Call Option ("JOLCO") financing of $205.8 million to refinance the June 2026 Pre-Delivery Secured Term Loan and provide long-term post-delivery financing for two of the Company’s Four Ethylene Newbuild Vessels (as defined below), Navigator Polaris and Navigator Proxima. The Company has effective break options after 5 years and 8.5 years and the full tenor of the June 2026 JOLCO Financing is 15 years. Under the terms of the arrangement, upon delivery of the vessels expected in December 2026 and June 2027 respectively, the Company will draw on the JOLCO arrangements and is currently expected to make quarterly payments of approximately $2.1 million per vessel. As of September 30, 2026, the June 2026 JOLCO Financing was undrawn. Throughout the June 2026 JOLCO Financing, the Company will at all times retain responsibility for the commercial and technical operation of the two vessels, including crewing, maintenance, insurance and ship management. Access to the June 2026 JOLCO Financing remains subject only to customary conditions precedent and closing procedures at or around the time of delivery of each of the two vessels.

Future Obligations As of September 30, 2026, the Company had $1,210 million in future obligations, which includes principal repayments on long-term debt, including our Bonds, vessels under construction, and office lease commitments. Of the total outstanding obligation, $302 million falls due within the 12 months ending September 30, 2027, and the balance of $908 million falls due after September 30, 2027.

Going Concern

The Company has a responsibility to evaluate whether conditions and/or events raise substantial doubt over its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are expected to be issued. We believe, given our current cash balances, that our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs for at least the next twelve months, taking into account our existing capital commitments and debt service requirements.
Capital Expenditures

On August 23, 2024, the Company entered into contracts to build the new 48,500 cubic-meter capacity liquefied ethylene gas carriers with Jiangnan Shipyard (Group) Co., Ltd. and China Shipbuilding Trading Co. Ltd., in China (the "Original Newbuild Vessels"). As part of the agreements then made, the Company held an option to build two additional vessels of the same specification and price (the "Additional Newbuild Vessels" and, together with the Original Newbuild Vessels, the "Four Ethylene Newbuild Vessels"). On November 21, 2024, the Company exercised the option and entered into contracts to build the Additional Newbuild Vessels. The Four Ethylene Newbuild Vessels are scheduled to be delivered to the Company in December 2026, June 2027, September 2027 and December 2027 respectively, at an average shipyard price of $102.9 million per vessel. The Four Ethylene Newbuild Vessels will be able to carry a wide variety of gas products, ranging from complex petrochemical gases, including ethylene and ethane, to liquefied petroleum gas ("LPG") and clean ammonia. Additionally, the Four Ethylene Newbuild Vessels will be fitted with dual-fuel engines for ethane, a low-carbon intensity transitional fuel, and made retrofit-ready for using ammonia as a fuel in the future, and they will be capable of transiting through both the former and the new Panama Canal locks, providing enhanced flexibility.

On July 17, 2025, the Company announced that it had entered into a joint venture agreement with Amon Gas. The Amon Joint Venture intends to acquire two newbuild 51,350 cubic-meter capacity ammonia-fueled, ice-class, liquefied ammonia carriers (the "Two Ammonia Newbuild Vessels"), which will also be capable of carrying LPG. At September 30, 2026, the Company owned 61% of the Amon Joint Venture, and Amon Gas owned 39%. Under the terms and conditions of the investment, the Company expects to own 79.5% of the Amon Joint Venture and Amon Gas expects to own 20.5% when the vessels are delivered in 2028. The Amon Joint Venture has entered into contracts with Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd. to build the Two Ammonia Newbuild Vessels, with deliveries scheduled to take place in May 2028 and September 2028 respectively, at an average yard price of $87 million per vessel. Once delivered, subject to customary conditions, each of the Two Ammonia Newbuild Vessels is expected to be operated by the Amon Joint Venture pursuant to a five-year time charter with Yara Clean Ammonia.

Cash Flows

The following table summarizes our cash, cash equivalents and restricted cash provided by/(used in) operating, investing and financing activities for the nine months ended September 30, 2026, and 2025:

	Nine months ended September 30, 2025	Nine months ended September 30, 2026
	(in thousands)
Net cash provided by operating activities	$153,232	$146,555
Net cash (used in)/provided by investing activities	(85,616)	162,573
Net cash provided by/(used in) financing activities	10,304	(242,367)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,120)	(2,517)
Net increase in cash, cash equivalents and restricted cash	$76,800	$64,244

Net Cash Provided by Operating Activities. Net cash provided by operating activities for the nine months ended September 30, 2026, decreased by $6.7 million to $146.6 million for the nine months ended September 30, 2026, from $153.2 million for the nine months ended September 30, 2025. Net income after adjusting for non‑cash items, including unrealized gains on non‑designated derivative instruments and our share of results from equity method investments, depreciation and amortization and profit on sale of vessels increased by $9.0 million for the nine months ended September 30, 2026, offset by a year-on-year movement in working capital of $15.7 million, driven primarily by increases in accounts receivable, bunker and other inventory and accounts payable and accrued liabilities.

Net cash flow from operating activities principally depends upon charter rates attainable, fleet utilization, fluctuations in working capital balances, operating expenditures, repairs and maintenance activity, the amount and duration of drydocks, and changes in foreign currency rates.

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we drydock vessels approximately every two and a half years. Drydocking each vessel, including traveling to and from the drydock, takes on average approximately 20-30 days in total. Drydocking days generally include approximately 5-10 days of voyage time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time. Nine of our vessels completed their respective drydockings during the nine months ended September 30, 2026.

We estimate the current cost of a five-year drydocking for one of our vessels to be approximately $1.5 million, a ten-year drydocking cost to be approximately $1.7 million, and the 15-year and 17-year drydocking costs to be approximately $2.0 million each (including the cost of classification society surveys). As our vessels age and our fleet expands, our drydocking expenses will increase. Ongoing costs for compliance with environmental regulations are primarily included as part of drydocking, such as the requirement to install ballast water treatment plants, and classification society survey costs, with a balance included as a component of our operating expenses.

Cash Used in/Provided by Investing Activities. Net cash provided by investing activities was $162.6 million for the nine months ended September 30, 2026, primarily comprising $180.4 million of proceeds from the sale of Navigator Saturn, Happy Falcon, Navigator Pegasus, Happy Osprey, Happy Peregrine, Happy Albatross, Happy Penguin, Happy Condor and Happy Kestrel and distributions received from our investment in the Ethylene Export Terminal of $18.8 million, offset by $43.0 million of payments made for vessels under construction.

Net cash used in investing activities was $85.6 million for the nine months ended September 30, 2025, primarily related to $58.2 million as payments for vessels under construction, and $84.6 million for the purchase of the Purchased Vessels, contributions to our investment in an expansion of the Ethylene Export Terminal of $4.0 million, offset by $12.2 million of distributions received from our investment in the Export Terminal Joint Venture and $47.8 million from proceeds from the sale of vessels during the period.
Cash Provided by/Used in Financing Activities. Net cash used in financing activities was $242.4 million for the nine months ended September 30, 2026, primarily as a result of the Company's purchase of 3,500,000 shares of common stock from BW Group Limited and other share repurchase programs totaling $82.8 million, the Company made scheduled quarterly debt repayments of $172.9 million, and repaid $156.7 million on revolving credit facility, and paid quarterly dividend payments of $12.9 million. These outflows were partially offset by $65.9 million drawdown from our June 2026 Pre-Delivery Secured Term Loan, $33.4 million drawdown on our March 2026 Secured Term Loan and $91.5 million drawdowns under our various revolving credit facilities.

Net cash provided by financing activities was $10.3 million for the nine months ended September 30, 2025, primarily as a result of the drawdown of our February 2025 Secured Term Loan Facility of $74.6 million and our May 2025 Secured Term Loan and Revolving Credit Facility of $300 million and proceeds from our March 2025 Bond Tap Issue of $40.0 million, offset by repayment of our September 2020 Facility of $143.4 million and our October 2013 Facility of $14.7 million, regular quarterly debt repayments totaling $93.3 million, and $67.6 million paid under our then existing capital return policy and share repurchases.

Secured Term Loan Facilities, Revolving Credit Facilities

General. Navigator Gas LLC., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into various secured term loan facilities and revolving credit facilities as summarized in the table below. For additional information regarding our secured term loan facilities and revolving credit facilities, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities” in the Company's 2025 Annual Report.

The table below summarizes our facilities as of September 30, 2026:

Facility agreement	Original facility amount	Principal amount outstanding	Undrawn RCF component	Interest rate	Indicative facility maturity date
	(in millions)
October 2013 DB Credit Facility A	57.7	3.6	—	Comp SOFR + 247 BPS	April 2027
June 2026 Pre-Delivery Secured Term Loan	164.6	65.9		Term SOFR + 160 BPS	June 2027[14]
December 2022 Secured Term loan and RCF	111.8	33.1	28.5	Term SOFR + 209 BPS	September 2028
July 2015 DB Credit Facility B	60.9	11.4	—	Comp SOFR + 247 BPS	December 2028
March 2023 Secured Term Loan	200.0	83.5	—	Comp SOFR + 205 BPS	March 2029
December 2022 Secured Term Loan	151.3	111.6	—	Term SOFR + 220 BPS	March 2029
August 2024 Secured Term Loan and RCF	147.6	57.4	62.9	Term SOFR + 190 BPS	July 2030
May 2025 Secured Term Loan and RCF	300.0	183.6	65.3	Term SOFR + 170 BPS	May 2031
August 2026 Secured Term Loan	47.9	45.5	—	Comp SOFR + 150 BPS	July 2031
March 2026 Secured Term Loan	133.8	33.4	—	Term SOFR + 150 BPS	January 2033
July 2026 Post-Delivery Secured Term Loan	121.8	—	—	Term SOFR + 135 BPS	September 2034
June 2026 JOLCO Financing[15]	—	—	—	Term SOFR + 147 BPS	December 2035
Total	$1,497.4	$629.0	$156.7

August 2026 Secured Term Loan. On August 13, 2026, the Company and certain of its subsidiaries entered into a $47.9 million secured term loan (the “August 2026 Secured Term Loan”) with Nordea Bank Abp NUF to refinance in full the amounts outstanding under the Company’s February 2025 secured term loan facility. The August 2026 Secured Term Loan consists of three tranches secured by the vessels Navigator Hyperion, Navigator Titan and Navigator Vesta, with borrowings under each tranche limited to 55% of the fair market value of the applicable vessel. The August 2026 Secured Term Loan is fully amortizing through quarterly repayments and bears interest at a rate equal to Comp SOFR plus 150 basis points. The facility matures 60 months after the utilization date and, in any event, no later than August 14, 2031. As of September 30, 2026, the amount outstanding under the facility was $45.5 million.

February 2025 Secured Term Loan. On February 7, 2025, the Company entered into a $74.6 million Secured Term Loan (the “February 2025 Secured Term Loan”) with Nordea Bank Abp, to partially finance the purchase price of the three Purchased Vessels. The February 2025 Facility was non-amortizing, carried interest at a rate of Term SOFR plus 180 basis points and matured after 18 months. A repayment of $26.7 million was made on August 12, 2026, and on August 13, 2026, the remainder of the February 2025 Secured Term Loan was refinanced in a total amount of $47.9 million with the Company and certain of its subsidiaries entering into the August 2026 Secured Term Loan and as a result, the February 2025 Secured Term Loan was fully repaid and all security granted under the facility by the Company over the three Purchased Vessels was released.

July 2026 Post-Delivery Secured Term Loan. On July 31, 2026, the Company and certain of its subsidiaries as part of the Amon Joint Venture (as defined below) entered into a $121.8 million secured term loan (the “July 2026 Post-Delivery Secured Term Loan”) with ING Bank N.V., London Branch, Société Générale and Oversea-Chinese Banking Corporation Limited to finance from delivery, up to 70% of the shipyard cost of two newbuild 51,350 cubic-meter capacity ammonia-fueled, ice-class, liquefied ammonia carriers Navigator Amundsen and Navigator Archer (the "Two Ammonia Newbuild Vessels"). All pre-delivery payments under the shipbuilding contracts until delivery of the vessels will be paid by the Company and certain of its subsidiaries as part of the Amon Joint Venture from cash on hand. The July 2026 Post-Delivery Secured Term Loan is amortizing with a balloon payment of $85.3 million, and bears interest at a rate of Term SOFR plus 135 basis points. The July 2026 Post-Delivery Secured Term Loan is expected to be drawn on delivery of each vessel, and matures at the earlier of 72 months after
14 The June 2026 Pre-Delivery Secured Term Loan matures at the earlier of the refinancing of the vessels under the June 2026 JOLCO Financing, delivery of the second vessel (anticipated to be in June 2027), or April 27, 2028.
15 Subject to customary conditions, the June 2026 JOLCO Financing, for which the Company has effective break options after 5 years and 8.5 years and the full tenor of the June 2026 JOLCO Financing is 15 years, will be drawn down upon repayment of the related June 2026 Pre-Delivery Secured Term Loan facility. Accordingly, the June 2026 JOLCO Financing and the June 2026 Pre-Delivery Secured Term Loan facility are not intended to be outstanding concurrently. The original facility amount related to the June 2026 JOLCO Financing has therefore not been included at this time in order to avoid double counting. The indicative facility maturity date aligns with the 8.5 year break option.

delivery of each vessel or March 12, 2035 (Ship Tranche A) and July 12, 2035 (Ship Tranche B). As of September 30, 2026, the facility was undrawn.

June 2026 Pre-Delivery Secured Term Loan. On June 18, 2026, the Company and certain of its subsidiaries entered into a $164.6 million secured pre-delivery term loan (the “June 2026 Pre-Delivery Secured Term Loan”) with BNP Paribas (acting through its Tokyo Branch) as lead lender to finance up to 80% of the pre-delivery installments to the shipyard for two of the Company’s Four Ethylene Newbuild Vessels (as defined below), Navigator Polaris and Navigator Proxima. The Company will use cash on hand to pay the remainder of the pre-delivery construction costs. The June 2026 Pre-Delivery Secured Term Loan is non-amortizing with a bullet repayment of $164.6 million, and bears interest at a rate of Term SOFR plus 160 basis points. The June 2026 Pre-Delivery Secured Term Loan is designed to be refinanced by the June 2026 JOLCO Financing (see below) and matures at the earlier of the refinancing of the vessels under the June 2026 JOLCO Financing, delivery of the second vessel (anticipated to be in June 2027), or April 27, 2028. As of September 30, 2026, the Company drew $65.9 million from the June 2026 Pre-Delivery Secured Term Loan to recoup 80% of all pre-delivery installments paid to the shipyard for the two vessels to date.

June 2026 JOLCO Financing. On June 18, 2026, the Company obtained committed Japanese Operating Lease with Call Option ("JOLCO") financing of $205.8 million to refinance the June 2026 Pre-Delivery Secured Term Loan and provide long-term post-delivery financing for two of the Company’s Four Ethylene Newbuild Vessels (as defined below), Navigator Polaris and Navigator Proxima. The Company has effective break options after 5 years and 8.5 years and the full tenor of the June 2026 JOLCO Financing is 15 years. Under the terms of the arrangement, upon delivery of the vessels expected in December 2026 and June 2027 respectively, the Company will draw on the JOLCO arrangements and is currently expected to make quarterly payments of approximately $2.1 million per vessel. As of September 30, 2026, the June 2026 JOLCO Financing was undrawn. Throughout the June 2026 JOLCO Financing, the Company will at all times retain responsibility for the commercial and technical operation of the two vessels, including crewing, maintenance, insurance and ship management. Access to the June 2026 JOLCO Financing remains subject only to customary conditions precedent and closing procedures at or around the time of delivery of each of the two vessels.

March 2026 Secured Term Loan. On March 2, 2026, the Company and certain of its subsidiaries entered into a $133.8 million secured pre- and post-delivery term loan (the “March 2026 Secured Term Loan”) with ABN AMRO Bank N.V., Crédit Agricole Corporate & Investment Bank and Nordea Bank Abp, filial i Norge to partially finance the construction across two tranches of two of its ethylene newbuild vessels, Navigator Parsec and Navigator Pleione, and will use cash on hand to pay the remainder of the construction costs. The March 2026 Secured Term Loan matures five years after delivery of the second vessel, and the borrowers have the option to extend the facility for a further 12 months. The facility is non-amortizing for the pre-delivery period and then each tranche amortizes from each vessel delivery, with a balloon repayment of $100.3 million on the five-year maturity date (if the 12-month extension is not taken). The facility bears interest at a rate of Term SOFR plus 150 basis points. As of September 30, 2026, the facility was partially drawn in the amount of $33.4 million.

August 2021 Amendment and Restatement Agreement. On August 2, 2021, as part of the Ultragas Transaction, the Company entered into the August 2021 Amendment and Restatement Agreement with Danmarks Skibskredit A/S relating to a previously issued 2019 Senior Term Loan Facility to finance Happy Osprey, Happy Peregrine, Happy Pelican and Happy Penguin. The August 2021 Amendment and Restatement Agreement had a term of six years maturing in June 2026 and was for a maximum principal amount of $67.0 million. A repayment of $21.1 million was made for three of the four tranches of the facility on June 1, 2026, with the fourth and final tranche being repaid on June 15, 2026, for an amount of $8.0 million. As of September 30, 2026, the facility was fully repaid and all security granted by the Company over the four vessels was released.

July 2015 Santander Credit Facility B. On July 31, 2015, the Company entered into the July 2015 Santander Credit Facility B with Banco Santander, S.A. to finance two LPG carriers, the Arctic Gas and Happy Avocet. The July 2015 Santander Credit Facility B was an amortizing facility, had a term of twelve years, maturing in January 2029, and was for a maximum principal amount of $55.8 million. A final payment of the $14.0 million was made on June 2, 2026, and as of September 30, 2026, the facility was fully repaid and all security granted by the Company over the two vessels was released.

Revolving Credit Facilities. The Company repaid amounts under three of its revolving credit facilities: on August 25, 2026, the Company repaid $28.5 million, being the available revolving credit portion of its $111.8 million December 2022 Term Loan and Revolving Credit Facility; on September 24, 2026, the Company repaid $62.9 million, being the available revolving credit portion of its $147.6 million August 2024 Term Loan and Revolving Credit Facility; and on September 24, 2026, the Company repaid $65.3 million, being the available revolving credit portion of its $300 million May 2025 Secured Term Loan and Revolving Credit Facility. At September 30, 2026, the Company had $156.7 million available but undrawn revolving credit under its various facilities.
Loan Facility Covenants. There are certain financial covenants within each of the Company’s secured loan facilities that are typical for transactions of this type. These covenants include:
•maintenance at all times of a minimum balance of cash and cash equivalents of (i) up to $50 million, as applicable to the relevant loan facility, or (ii) 5% of total indebtedness;
•maintenance of the ratio of value adjusted total stockholders’ equity to value adjusted total assets of not less than 30%;
•that the aggregate fair market value of the collateral vessels be not less than 110% of the aggregate amount outstanding under the relevant facility.

Restrictive Covenants. The secured loan facilities provide that the borrowers may not declare or pay dividends to shareholders out of operating revenues generated by the vessels securing the indebtedness if an event of default has occurred and is continuing. The secured term loan facilities and revolving credit facilities also typically limit the borrowers from, among other things, incurring further indebtedness or entering into mergers and divestitures. The secured facilities also contain general covenants that require the borrowers to maintain adequate insurance coverage and to maintain the vessels, and include customary events of default including those relating to a failure to pay principal or interest, a breach of covenant, representation or warranty, a cross-default to other indebtedness, or non-compliance with security documents.

Borrowers are required to deliver quarterly compliance certificates which include providing average valuations of the vessels securing the applicable facility from two independent ship brokers. Upon delivery of the valuations, if the market value of the collateral vessels is less than 110% to 135% of the outstanding indebtedness under the applicable facilities, the borrowers must either provide additional collateral or repay any amount in excess of 110% to 135% of the market value of the collateral vessels, as applicable. As of September 30, 2026, the Company considers that it was in full compliance with all such covenants under all of its facilities.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Note "2—Summary of Significant Accounting Policies" to the Company's 2025 Annual Report.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We use interest rate swaps to manage some of our interest rate risks. We do not use interest rate swaps or any other financial instruments for trading or speculative purposes.

Interest Rate Risk. We are exposed to the impact of interest rate changes through borrowings that require us to make interest payments based on SOFR. We are party to a fixed-rate unsecured bond and our wholly-owned subsidiaries and certain of our vessel-owning subsidiaries are party to secured term loans and revolving credit facilities that bear interest at rates of SOFR plus margins of between 150 and 247 basis points. At September 30, 2026, $430.4 million of our outstanding debt (including our bond and excluding deferred finance costs) had fixed rates or was hedged using interest rate swaps and therefore is not exposed to changes in interest rate movements, whereas $338.5 million (excluding deferred finance costs) was not hedged and is therefore subject to variable interest rates. Based on this, a hypothetical increase in SOFR of 100 basis points would, all other things being equal, result in $3.4 million of additional annual interest expense on our indebtedness outstanding as of September 30, 2026.
We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.
Foreign Currency Exchange Rate Risk. Our primary economic environment is the international shipping market. This market utilizes the U.S. dollar as its functional currency. Consequently, most of our revenues are generated in U.S. dollars. Our expenses are in the currency invoiced by each supplier, and we remit funds in various currencies. We incur some vessel operating expenses and general and administrative costs in foreign currencies, primarily Euros, Pound Sterling, Danish Kroner, and Polish Zloty, and therefore there is a transactional risk that currency fluctuations could have a negative effect on our cash flows and financial condition. We have not entered into any derivative contracts to mitigate our exposure to foreign currency exchange rate risk as of September 30, 2026.
Inflation. We are exposed to increases in operating costs arising from vessel operations, including crewing, vessel repair costs, drydocking costs, insurance and fuel prices as well as from general inflation, and we are subject to fluctuations as a result of general market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or contracts of affreightment ("COAs") increase. In the case of the 46 vessels owned and commercially managed by us as of September 30, 2026, 27 were employed on time charter and as such it is the charterers who pay for the fuel on those vessels. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of fuel, however a sharp rise/(fall) in bunker prices may have a temporary negative/(positive) effect on our results as, typically, freight rates do not adjust immediately, unless the charter contract includes a bunker adjustment clause.
Credit Risk. We may be exposed to credit risks in relation to vessel employment, and at times we may have multiple vessels employed by the same charterer. We consider and evaluate the concentration of credit risk and perform ongoing evaluations of these charterers. At September 30, 2026, four of our vessels were employed by the same charterer, resulting in a concentration of credit exposure with that counterparty, which we actively monitor as part of our ongoing credit risk assessment. We invest our surplus funds with reputable financial institutions, and as of September 30, 2026, all such deposits had maturities of no more than three months.

NAVIGATOR HOLDINGS LTD.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Statements of Operations
(Unaudited)

	Three months ended September 30, 2025	Three months ended September 30, 2026	Nine months ended September 30, 2025	Nine months ended September 30, 2026
	(in thousands except share and per share data)
Revenue
Operating revenues	$141,871	$143,728	$398,978	$429,646
Operating revenues – Unigas Pool	11,215	11,303	35,149	33,940
Total operating revenues	153,086	155,031	434,127	463,586
Expenses
Brokerage commission	1,906	1,780	5,357	5,554
Voyage expenses	20,114	35,044	55,988	82,740
Vessel operating expenses	49,288	42,794	143,675	135,712
Depreciation and amortization	32,937	29,553	101,950	92,951
General and administrative costs	8,575	9,759	26,963	31,287
Profit from sale of vessels	(12,589)	(48,013)	(25,206)	(75,333)
Total net operating expenses	100,231	70,917	308,727	272,911
Operating income	52,855	84,114	125,400	190,675
Other income/(expenses)
Realized loss on non-designated derivative instruments	—	—	(1,228)	(374)
Unrealized (loss)/gain on non-designated derivative instruments	(2,368)	5,025	(4,753)	8,976
Interest expense	(14,913)	(12,919)	(42,668)	(38,382)
Interest income	1,720	2,286	4,566	5,623
Write-off of deferred financing costs	—	(160)	(266)	(260)
Unrealized foreign exchange (loss)/gain	(974)	54	(1,120)	(2,517)
Other income	—	—	4,801	1,337
Income before taxes and share of results of equity method investments	36,320	78,400	84,732	165,078
Income taxes	(3,790)	(882)	(5,141)	(3,921)
Share of results of equity method investments	3,273	2,167	7,174	11,888
Net income	35,803	79,685	86,765	173,045
Net income attributable to non-controlling interest	(2,648)	(1,341)	(5,122)	(6,254)
Net income attributable to stockholders of Navigator Holdings Ltd.	$33,155	$78,344	$81,643	$166,791

Earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic:	$0.50	$1.28	$1.20	$2.67
Diluted:	$0.50	$1.27	$1.19	$2.63
Weighted average number of shares outstanding in the period:
Basic:	65,752,850	61,207,429	67,970,593	62,576,087
Diluted:	66,446,941	61,911,896	68,677,285	63,298,659

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended September 30, 2025	Three months ended September 30, 2026	Nine months ended September 30, 2025	Nine months ended September 30, 2026
	(in thousands)
Net income	$35,803	$79,685	$86,765	$173,045
Other comprehensive income:
Foreign currency translation gain/(loss)	(358)	163	268	(378)
Total comprehensive income	$35,445	$79,848	$87,033	$172,667

Total comprehensive income attributable to:
Stockholders of Navigator Holdings Ltd.	$32,797	$78,507	$81,911	$166,413
Non-controlling interest	2,648	1,341	5,122	6,254
Total comprehensive income	$35,445	$79,848	$87,033	$172,667

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Balance Sheets
(Unaudited)

	December 31, 2025	September 30, 2026
	(in thousands, except share data)
Assets
Current assets
Cash and cash equivalents	$154,950	$221,084
Restricted cash	49,921	48,031
Accounts receivable, net of allowance for credit losses	34,808	35,982
Accrued income	7,832	13,884
Prepaid expenses and other current assets	19,466	25,927
Bunkers and other inventory	15,412	21,232
Insurance receivable	6,520	3,333
Amounts due from related parties	6,542	7,523
Total current assets	295,451	376,996

Non-current assets
Vessels, net	1,601,045	1,402,849
Vessels under construction	115,321	163,466
Assets held for sale	7,761	29,293
Property, plant and equipment, net	302	223
Intangible assets, net of accumulated amortization	360	251
Equity method investments	247,935	242,614
Derivative assets	1,372	7,480
Right-of-use asset	1,282	4,009
Other non-current assets	8,285	8,285
Total non-current assets	1,983,663	1,858,470
Total Assets	$2,279,114	$2,235,466

Liabilities and Stockholders’ Equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$168,066	$175,310
Current portion of operating lease liabilities	1,203	979
Accounts payable	12,641	16,875
Accrued expenses and other liabilities	35,450	45,776
Accrued interest	4,084	5,239
Deferred income	27,283	29,072
Derivative liability	2,219	—
Total current liabilities	250,946	273,251

Non-current liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	593,960	448,729
Senior unsecured bond, net of deferred financing costs	138,183	138,542
Operating lease liabilities, net of current portion	1,636	4,478
Deferred income	18,000	18,000
Deferred tax liabilities	19,648	21,219
Total non-current liabilities	771,427	630,968
Total liabilities	1,022,373	904,219
Commitments and contingencies
Stockholders’ Equity
Common stock—$0.01 par value per share; 400,000,000 shares authorized; 60,833,351 shares issued and outstanding at September 30, 2026 (December 31, 2025: 65,250,444)	653	610
Additional paid-in capital	799,433	801,076
Accumulated other comprehensive loss	(408)	(786)
Retained earnings	427,162	498,279
Total Navigator Holdings Ltd. Stockholders’ Equity	1,226,840	1,299,179
Non-controlling interest	29,901	32,068
Total equity	1,256,741	1,331,247
Total Liabilities and Stockholders’ Equity	$2,279,114	$2,235,466

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Stockholders’ Equity
(Unaudited)

For the Three Months Ended September 30, 2026:

	(in thousands, except Common stock data)
	Common stock
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
July 1, 2026	61,493,127	$616	$800,591	$(949)	$438,454	$33,242	$1,271,954
Restricted shares issued	—	—	—	—	—	—	—
Unrestricted shares issued	1,706	—	—	—	—	—	—
Net income	—	—	—	—	78,344	1,341	79,685
Foreign currency translation	—	—	—	163	—	—	163
Dividend declared	—	—	—	—	(4,285)	(2,515)	(6,800)
Repurchase of common stock	(661,482)	(6)	—	—	(14,234)	—	(14,240)
Share-based compensation plan	—	—	485	—	—	—	485
September 30, 2026	60,833,351	$610	$801,076	$(786)	$498,279	$32,068	$1,331,247

For the Nine Months Ended September 30, 2026:

	(in thousands, except Common stock data)
	Common stock
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non- Controlling Interest	Total
January 1, 2026	65,250,444	$653	$799,433	$(408)	$427,162	$29,901	$1,256,741
Restricted shares issued	35,254	1	—	—	—	—	1
Unrestricted shares issued	31,888	—	—	—	—	—	—
Net income	—	—	—	—	166,791	6,254	173,045
Foreign currency translation	—	—	—	(378)	—	—	(378)
Dividend declared	—	—	—	—	(12,926)	(4,087)	(17,013)
Repurchase of common stock	(4,484,235)	(44)	—	—	(82,748)	—	(82,792)
Share-based compensation plan	—	—	1,643	—	—	—	1,643
September 30, 2026	60,833,351	$610	$801,076	$(786)	$498,279	$32,068	$1,331,247

See accompanying notes to condensed unaudited consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

For the Three Months Ended September 30, 2025:

	(in thousands, except Common stock data)
	Common stock
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non- Controlling Interest	Total
July 1, 2025	67,015,554	$671	$801,640	$78	$411,246	$41,769	$1,255,404
Restricted shares issued	—	—	—	—	—	—	—
Unrestricted shares issued	711	—	—	—	—	—	—
Net income	—	—	—	—	33,155	2,648	35,803
Foreign currency translation	—	—	—	(358)	—	—	(358)
Dividend declared	—	—	—	—	(3,278)	(4,080)	(7,358)
Repurchase of common stock	(1,478,406)	(15)	—	—	(22,501)		(22,516)
Share-based compensation plan	—	—	422	—	—	—	422
Investment by Non-Controlling Interest	—	—	—	—	—	4,000	4,000
September 30, 2025	65,537,859	$656	$802,062	$(280)	$418,622	$44,337	$1,265,397

For the Nine Months Ended September 30, 2025:

	(in thousands, except Common stock data)
	Common stock
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non- Controlling Interest	Total
January 1, 2025	69,397,648	$695	$800,800	$(548)	$404,522	$40,895	$1,246,364
Restricted shares issued	44,443	—	—	—	—	—	—
Unrestricted shares issued	1,060	—	—	—	—	—	—
Net income	—	—	—	—	81,643	5,122	86,765
Foreign currency translation	—	—	—	268	—	—	268
Dividend declared	—	—	—	—	(10,196)	(5,680)	(15,876)
Repurchase of common stock	(3,905,292)	(39)	—	—	(57,347)	—	(57,386)
Share-based compensation plan	—	—	1,262	—	—	—	1,262
Investment by Non-Controlling Interest	—	—	—	—	—	4,000	4,000
September 30, 2025	65,537,859	$656	$802,062	$(280)	$418,622	$44,337	$1,265,397

See accompanying notes to condensed unaudited consolidated financial statements.

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Statements of Cash Flows (Unaudited)

	Nine months ended September 30, 2025	Nine months ended September 30, 2026
	(in thousands)
Cash flows from operating activities
Net income	$86,765	$173,045
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized loss/(gain) on non-designated derivative instruments	4,753	(8,976)
Realized loss on non-designated derivative instruments	1,228	374
Proceeds from derivative settlements	—	276
Depreciation and amortization	101,950	92,951
Payment of drydocking costs	(18,988)	(20,446)
Profit from sale of vessels	(25,206)	(75,333)
Share-based compensation expense	1,262	1,643
Amortization of deferred financing costs	2,664	2,731
Share of results of equity method investments	(7,174)	(11,888)
Deferred taxes	3,490	1,571
Repayments under operating lease obligations	(728)	(933)
Net other income	(4,801)	(1,337)
Other unrealized foreign exchange loss	80	656
Changes in operating assets and liabilities
Accounts receivable	(6,059)	(1,174)
Insurance claims receivables	(4,066)	(4,795)
Bunkers and lubricant oils	3,435	(5,820)
Accrued income, prepaid expenses and other current assets	(6,777)	(12,513)
Accounts payable, accrued interest, accrued expenses and other liabilities	14,995	17,504
Amounts to/(from) related parties	6,409	(981)
Net cash provided by operating activities	153,232	146,555
Cash flows from investing activities
Additions to vessels and equipment	(84,639)	—
Additions to vessels under construction	(58,236)	(43,008)
Contributions to equity method investments	(4,000)	(1,576)
Distributions from equity method investments	12,180	18,785
Investment in preferred securities	(1,250)	—
Net proceeds from sale of vessels	47,834	180,390
Insurance recoveries	2,495	7,982
Net cash (used in)/provided by investing activities	(85,616)	162,573
Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	377,208	190,763
Direct financing cost of secured term loan and revolving credit facilities and unsecured bonds	(4,112)	(3,669)
Repurchase of share capital	(57,386)	(82,792)
Proceeds of unsecured bonds	40,000	—
Repayment of secured term loan facilities and revolving credit facilities	(333,530)	(329,656)
Dividend paid to non-controlling interest	(5,680)	(4,087)
Cash received from non-controlling interest	4,000	—
Dividends paid	(10,196)	(12,926)
Net cash provided by/(used in) financing activities	10,304	(242,367)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,120)	(2,517)
Net increase in cash, cash equivalents and restricted cash	76,800	64,244
Cash, cash equivalents and restricted cash at beginning of period	139,797	204,871
Cash, cash equivalents and restricted cash at end of period	$216,597	$269,115

NAVIGATOR HOLDINGS LTD.

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$39,916	$36,433
Total tax paid during the period	1,336	1,148
Cash, cash equivalents	164,996	221,084
Restricted cash	51,601	48,031
Repayment of loan facilities	—	(47,905)
Proceeds from loan facilities	—	47,905
Cash, cash equivalents and restricted cash	$216,597	$269,115
See accompanying notes to condensed unaudited consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

1. General Information and Basis of Presentation

General Information

Navigator Holdings Ltd. (the “Company”), the ultimate parent company of the Navigator Group of companies, is registered in the Republic of the Marshall Islands. The Company has a core business of owning and operating a fleet of liquefied gas carriers. As of September 30, 2026, the Company owned and operated 48 gas carriers (the “Vessels”), each having a cargo capacity of between 6,800 cbm and 38,000 cbm, of which 27 were ethylene and ethane-capable vessels.

The Company owns a 50% share, through a joint venture with Enterprise Products Partners (the “Export Terminal Joint Venture”), of an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Ethylene Export Terminal”), which has the capacity to export at least 1.55 million metric tons of ethylene per year. The Company's investment in the Export Terminal Joint Venture is accounted for using the equity method.

The Company entered into a joint venture (the “Navigator Greater Bay Joint Venture”) with Greater Bay Gas Co. Ltd. (“Greater Bay Gas”) in September 2022, which joint venture entity acquired two 17,000 cbm, 2018-built ethylene-capable liquefied gas carriers, and three 22,000 cbm, 2019-built ethylene-capable liquefied gas carriers. The Navigator Greater Bay Joint Venture was owned 60% by the Company and 40% by Greater Bay Gas. On October 14, 2025, the Company increased its ownership interest in the Navigator Greater Bay Joint Venture from 60% to 75.1% through the acquisition of an additional 15.1%. The Navigator Greater Bay Joint Venture is accounted for as a consolidated subsidiary in our consolidated financial statements, with the proportion owned by Greater Bay Gas accounted for as a non-controlling interest.

The Company entered into a joint venture (the “Amon Joint Venture”) with Amon Gas Holdings AS ("Amon Gas") in July 2025. The Amon Joint Venture has entered into contracts with Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd., to build two 51,350 cubic-meter capacity ammonia-fueled liquefied ammonia carriers (the “Two Ammonia Newbuild Vessels”), which will also be capable of carrying liquefied petroleum gas. Deliveries for the Two Ammonia Newbuild Vessels are scheduled to take place in May 2028 and September 2028 respectively, at an average yard price of $87 million per vessel. At September 30, 2026, the Company owned 61% of the Amon Joint Venture, and Amon Gas owned 39%. The Amon Joint Venture is consolidated in our consolidated financial statements with the proportion owned by Amon Gas accounted for as a non-controlling interest. Under the terms and conditions of the investment, the Company expects to own 79.5% of the Amon Joint Venture and Amon Gas expects to own 20.5% upon delivery of the vessels in 2028.

Unless the context otherwise requires, all references in the consolidated financial statements to “our”, “we”, and “us” refer to the Company.

Basis of Presentation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and related Securities and Exchange Commission (“SEC”) rules for interim financial reporting. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In our opinion, all adjustments consisting of normal recurring items, necessary for a fair statement of financial position, operating results and cash flows have been included in the unaudited interim condensed consolidated financial statements and related notes. The unaudited interim condensed consolidated financial statements and related notes should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2025, included in our Annual Report on Form 20-F filed with the SEC on March 12, 2026, (the “2025 Annual Report”). The year-end condensed balance sheet data was derived from the audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America. The results for the nine months ended September 30, 2026, are subject to seasonal and other fluctuations and are not necessarily indicative of results for the year ending December 31, 2026, or any other future periods.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entities (“VIEs”) for which the Company is a primary beneficiary (please read Note 14. Variable Interest Entities for additional information). All intercompany accounts and transactions have been eliminated on consolidation. References to joint venture include all operations under joint arrangements for accounting purposes.
Management has evaluated the Company’s ability to continue as a going concern and considered the conditions and events that could give rise to substantial doubt about the Company’s ability to continue as a going concern within 12 months after the financial statements are issued. As part of the evaluation, and among other things, management has considered the following:

•our current financial condition and liquidity sources, including current funds available and forecasted future cash flows; and
•the severity and duration of any world events and armed conflicts, including the Russia-Ukraine war, conflicts in the Israel-Gaza region and the broader conflict in the Middle East involving Iran and other nations, and associated repercussions to supply and demand for oil and gas and the global economy generally, as well as possible effects of trade disruptions and trade tariffs;
Following the evaluation, management has determined that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the Company's 2025 Annual Report. There have been no material changes to these policies in the nine months ended September 30, 2026.

Recent Accounting Pronouncements
New accounting standards issued as of September 30, 2026, may affect future reporting by Navigator Holdings Ltd. The Company's 2025 Annual Report contains a list of such accounting pronouncements that may be relevant in the future and no new accounting pronouncements that are expected to have a material impact were issued during the nine months ended September 30, 2026, and through the date of this filing. The impact of these pronouncements on the Company's financial reporting was assessed and the Company concluded that no material impact for current and future reporting periods is expected.
2. Operating Revenues

The following table discloses operating revenues by contract type for the three and nine months ended September 30, 2026, and 2025:

	Three months ended September 30, 2025	Three months ended September 30, 2026	Nine months ended September 30, 2025	Nine months ended September 30, 2026
	(in thousands)
Time charters	$90,331	$74,933	$269,024	$248,104
Voyage charters	51,540	68,795	129,954	181,542
Operating revenues from Unigas Pool	11,215	11,303	35,149	33,940
Total operating revenues	$153,086	$155,031	$434,127	$463,586

Time Charter Revenue

As of September 30, 2026, 27 of the Company’s 46 operated vessels (excluding the two vessels operating within the independently managed Unigas Pool) were subject to time charters. In addition, three newbuild vessels under construction, scheduled for delivery in December 2026, May 2028 and September 2028, were subject to time charters, and are expected to commence upon their respective deliveries. Of these 30 time charters (but excluding the abovementioned three newbuild vessels), 22 expire within one year, 4 expire within three years, and 1 will expire within seven years from the balance sheet date (December 31, 2025: 29 of the Company’s 49 operated vessels were subject to time charters, 19 of which were to expire within one year, seven of which were to expire within three years, and three of which were to expire within five years).

The estimated undiscounted cash flows for committed time charter revenues that are expected to be received on an annual basis for contracted time charters, as of September 30, 2026, are as follows:

(in thousands of U.S. dollars)
Within 1 year	$176,305
In the second year	62,619
In the third year	65,022
In the fourth year	40,686
Thereafter	$76,026
$420,658

For time charter revenues accounted for under ASC 842, the amount of accrued income on the Company’s unaudited condensed consolidated balance sheet as of September 30, 2026, was $1.0 million (December 31, 2025: $1.5 million). The amount of hire payments received in advance under time charter contracts, recognized as a liability and reflected within deferred income on the Company’s unaudited condensed consolidated balance sheet as of September 30, 2026, was $27.9 million (December 31, 2025: $27.2 million). Deferred income allocated to time charters will be recognized ratably over time, which is expected to be within one month from September 30, 2026.

Voyage Charter Revenue
Voyage charter revenue, which includes revenues from contracts of affreightment, is shown net of address commission.

As of September 30, 2026, for voyage charter and contract of affreightment services accounted for under ASC 606, the amount of contract assets reflected within accrued income on the Company’s unaudited condensed consolidated balance sheet was $7.9 million (December 31, 2025: $3.2 million). Changes in the contract asset balance between balance sheet dates reflect income accrued after loading of the cargo commences but before an invoice has been raised to the charterer, as well as changes in the number of the Company’s vessels contracted under voyage charters or contracts of affreightment.

The closing balances of receivables from voyage charters, including contracts of affreightment as of September 30, 2026, were $25.0 million compared to $14.1 million as of December 31, 2025, and these amounts are reflected within accounts receivable on the Company’s unaudited condensed consolidated balance sheet.

The amount allocated to costs incurred to fulfill a contract with a charterer, which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences, was $2.9 million as of September 30, 2026, (December 31, 2025: $0.9 million) and is reflected within prepaid expenses and other current assets on the Company’s unaudited condensed consolidated balance sheet.

3. Vessels

	Vessels	Drydocking	Total
	(in thousands)
Cost
January 1, 2026	$2,396,180	$95,625	$2,491,805
Additions	—	20,958	20,958
Write-offs of fully depreciated assets	(444)	(9,829)	(10,273)
Transfer to assets held for sale	(175,435)	(14,277)	(189,712)
September 30, 2026	2,220,301	92,477	2,312,778

Accumulated Depreciation
January 1, 2026	838,992	51,768	890,760
Charge for the period	75,998	16,699	92,697
Transfer to assets held for sale	(55,238)	(8,017)	(63,255)
Write-offs of fully depreciated assets	(444)	(9,829)	(10,273)
September 30, 2026	859,308	50,621	909,929

Net Book Value
December 31, 2025	1,557,188	43,857	1,601,045
September 30, 2026	$1,360,993	$41,856	$1,402,849

The cost and net book value as of September 30, 2026, of the 27 vessels that were contracted under time charter arrangements (please read Note 2—Operating Revenues for additional information) were $1,451 million and $868 million, respectively (December 31, 2025: $1,539 million and $974 million, respectively, for 29 vessels contracted under time charters).

The net book value of vessels that serve as collateral for the Company’s secured term loan and revolving credit facilities (please read Note 7. Secured Term Loan Facilities and Revolving Credit Facilities, for additional information) was $1,282 million as of September 30, 2026, (December 31, 2025: $1,430 million).

4. Assets held for sale

	December 31, 2025	September 30, 2026
	(in thousands)
As of January 1, 2025 and 2026	—	7,761
Reclassification from Vessels	7,761	126,457
Vessel disposals	—	(104,925)
Total assets held for sale December 31, 2025 and September 30, 2026	$7,761	$29,293

Navigator Saturn, a 2000-built 22,085 cbm ethylene-capable semi-refrigerated handysize gas carrier was held for sale at December 31, 2025, and was subsequently sold to a third party and delivered on January 28, 2026, for net proceeds of $15.9 million, generating a profit on sale of $10.3 million.

Happy Falcon, a 2002-built 3,770 cbm semi-refrigerated small gas carrier was held for sale at December 31, 2025, and was subsequently sold to a third party and delivered on January 28, 2026, for net proceeds of $4.0 million, generating a profit on sale of $1.8 million.

Navigator Pegasus, a 2009-built 22,200 cbm semi-refrigerated handysize gas carrier was held for sale at March 31, 2026, and was subsequently sold to a third party and delivered on April 17, 2026, for net proceeds of $30.5 million, generating a profit on sale of $15.3 million.

Happy Osprey, a 2013-built 12,000 cbm semi-refrigerated small gas carrier was reclassified to held for sale on July 31, 2026, and was subsequently sold to a third party and delivered on August 20, 2026, for net proceeds of $21.2 million, generating a profit on sale of $6.7 million.

Happy Peregrine, a 2014-built 12,000 cbm semi-refrigerated small gas carrier was reclassified to held for sale on July 31, 2026, and was subsequently sold to a third party and delivered on August 25, 2026, for net proceeds of $22.6 million, generating a profit on sale of $7.3 million.

Happy Albatross, a 2015-built 12,000 cbm semi-refrigerated small gas carrier was reclassified to held for sale on July 31, 2026, and was subsequently sold to a third party and delivered on August 27, 2026, for net proceeds of $31.3 million, generating a profit on sale of $14.4 million.

Happy Penguin, a 2013-built 6,800 cbm semi-refrigerated small gas carrier was reclassified to held for sale on July 31, 2026, and was subsequently sold to a third party and delivered on September 4, 2026, for net proceeds of $18.6 million, generating a profit on sale of $6.5 million.

Happy Condor, a 2008-built 9,000 cbm semi-refrigerated small gas carrier was reclassified to held for sale on July 31, 2026, and was subsequently sold to a third party and delivered on September 9, 2026, for net proceeds of $14.8 million, generating a profit on sale of $6.3 million.

Happy Kestrel, a 2013-built 12,000 cbm semi-refrigerated small gas carrier was reclassified to held for sale on July 31, 2026, and was subsequently sold to a third party and delivered on September 11, 2026, for net proceeds of $21.4 million, generating a profit on sale of $6.8 million.

Happy Avocet, a 2017-built 12,000 cbm semi-refrigerated small gas carrier was held for sale at September 30, 2026. The vessel was subsequently sold to a third party and delivered on October 27, 2026, for net proceeds of $33.4 million, generating a profit on sale of approximately $15.6 million.

Happy Pelican, a 2012-built 6,800 cbm semi-refrigerated small gas carrier was held for sale at September 30, 2026. The vessel was subsequently sold to a third party and delivered on October 21, 2026, for net proceeds of $17.8 million, generating a profit on sale of approximately $6.4 million.

5. Vessels Under Construction

On August 23, 2024, the Company entered into contracts to build two new 48,500 cubic-meter capacity liquefied ethylene gas carriers with Jiangnan Shipyard (Group) Co., Ltd. and China Shipbuilding Trading Co., Ltd., in China (the “Original Newbuild Vessels”). On November 21, 2024, the Company exercised an option and entered into contracts to build two additional newbuild vessels of the same specification and price (the “Additional Newbuild Vessels” and together with the Original Newbuild Vessels, the “Four Ethylene Newbuild Vessels”). The Four Ethylene Newbuild Vessels (Navigator Polaris, Navigator Proxima, Navigator Parsec, and Navigator Pleione) are scheduled to be delivered to the Company in December 2026, June 2027, September 2027 and December 2027 respectively, at an average shipyard price of $102.9 million per vessel.

On July 17, 2025, the Company announced that it had entered into the Amon Joint Venture, which intends to acquire the Two Ammonia Newbuild Vessels. The Amon Joint Venture has entered into contracts with Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd. to build the Two Ammonia Newbuild Vessels, with deliveries scheduled to take place in May 2028 and September 2028 respectively, at an average shipyard price of $87 million per vessel.

	December 31, 2025	September 30, 2026
	(in thousands)
As of January 1, 2025 and 2026	$41,589	$115,321
Additions to vessels under construction	68,526	43,008
Capitalized interest	5,206	5,137
Vessel under construction at December 31, 2025 and September 30, 2026	$115,321	$163,466

6. Equity Method Investments

Interests in investments are accounted for using the equity method and are initially recognized at cost. Our consolidated financial statements are subsequently adjusted for the Company’s share of the profit or loss and other comprehensive income of the equity-accounted investees. We disclose our proportionate share of profits and losses from equity method unconsolidated affiliates in the statement of operations and adjust the carrying amount of our equity method investments on the balance sheet accordingly.

Share of results from equity method investments, excluding amortized costs, recognized in the share of results of equity method investments for the nine months ended September 30, 2026, was a profit of $11.9 million (nine months ended September 30, 2025: a profit of $7.2 million).

As of December 31, 2025, and September 30, 2026, we had the following participation interests in investments that are accounted for using the equity method:

	December 31, 2025	September 30, 2026
Enterprise Navigator Ethylene Terminal L.L.C. ("Export Terminal Joint Venture")	50%	50%
Unigas International B.V. ("Unigas")	33.3%	33.3%
Dan Unity CO2 A/S ("Dan Unity")	50%	50%
Luna Pool Agency Limited ("Luna Pool Agency")	50%	50%
Azane Fuel Solutions AS ("Azane")	9.5%	16.1%
Bluestreak CO2 Limited ("Bluestreak")	50%	50%

The table below shows the movement in the Company’s equity method investments, for the year ended December 31, 2025, and the nine months ended September 30, 2026:

	Year ended December 31, 2025	Nine months ended September 30, 2026
	(in thousands)
Equity method investments at January 1, 2025 and 2026	$253,729	$247,935
Equity contributions to joint venture entity	4,000	—
Equity method investments – additions	—	1,576
Share of results	8,036	11,888
Distributions received from equity method investments	(17,830)	(18,785)
Equity method investments at December 31, 2025 and September 30, 2026	$247,935	$242,614

Enterprise Navigator Ethylene Terminal L.L.C. (“Export Terminal Joint Venture”)

In January 2018, the Company entered into definitive agreements creating the Export Terminal Joint Venture. As of September 30, 2026, the Company has contributed $274.5 million to the Export Terminal Joint Venture for our share of the capital cost for the construction of the Ethylene Export Terminal and for an expansion of the Ethylene Export Terminal, which expansion completed in December 2024.

Capitalized interest and associated costs are being amortized over the estimated useful life of the Ethylene Export Terminal, which began commercial operations with the export of commissioning cargoes in December 2019. As of September 30, 2026, the unamortized difference between the carrying amount of the investment in the Export Terminal Joint Venture and the amount of the Company’s underlying equity in net assets of the Export Terminal Joint Venture was $4.7 million (December 31, 2025: $4.9 million). The costs amortized in each of the nine months ended September 30, 2026, and 2025 were $0.2 million and are presented in the share of results of equity method investments within our consolidated statements of operations.

Azane Fuel Solutions AS ("Azane")

Azane, a joint venture between ECONNECT Energy AS and Amon Maritime AS, both of Norway, was founded in Norway in 2020 as a company that develops proprietary technology and services for ammonia fuel handling to facilitate the transition to green fuels for shipping. Under the Investment Agreement, the Company acquired a 9.5% interest in Azane on October 25, 2023 and increased its interest to 16.1% on June 3, 2026. The investment is accounted for under the equity method of accounting and was initially recognized at cost.

Azane enables ammonia as a marine fuel. Green ammonia serves as a hydrogen carrier, offering the benefits of reduced transportation and storage costs. In close collaboration with partners, Azane contributes to decarbonizing the shipping industry by developing, delivering and owning tailored ammonia bunkering solutions and technology for ammonia fuel handling. Azane has developed ground-breaking patented technology for safe, reliable, and cost-efficient ammonia bunkering, also suitable for ammonia fuel handling systems. Azane has the most mature ammonia bunkering infrastructure projects in Norway, and is the only project with safety approval from the regulatory authorities.

Unigas International B.V. ("Unigas B.V.")
Unigas B.V., based in the Netherlands, is an independent commercial and operational manager of seagoing vessels capable of carrying liquefied petrochemical and petroleum gases on a worldwide basis. Unigas B.V. is the operator of the Unigas Pool. As of September 30, 2026, the Company owned a 33.3% equity interest in Unigas B.V. and accounts for it using the equity method, which was recognized initially at fair value and our consolidated financial statements thereafter include our share of Unigas B.V.’s profit or loss and other comprehensive income.

On November 2, 2026, following the sale of the final Unigas vessel to the buyers, the Company sold its shareholding in Unigas International B.V. for $2.0 million, against the book value of its shareholding of $2.0 million.

Dan Unity CO2 A/S ("Dan Unity")

In June 2021, one of the Company’s subsidiaries entered into a shareholder agreement creating the joint venture Dan Unity, a Danish entity, to undertake commercial and technical projects relating to seaborne transportation of CO2.

We account for our investment using the equity method and we exercise joint control over the operating and financial policies of Dan Unity. As of September 30, 2026, we have recognized the Company’s initial investment at cost, adjusted for the Company's share of Dan Unity's profit or loss and other comprehensive income.

Luna Pool Agency Limited ("Luna Pool Agency")
In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas to form and manage the Luna Pool. As part of the formation, Luna Pool Agency Limited (the “Luna Pool Agency”) was incorporated in May 2020. The pool participants jointly own the Luna Pool Agency on an equal basis, and have equal board representation. As of September 30, 2026, we have recognized the Company’s initial investment of one British pound in the Luna Pool Agency within equity method investments on our consolidated balance sheet. The Luna Pool Agency has no activities other than as a legal custodian of the Luna Pool bank account and there will be no variability in its financial results as it has no income and its minimal operating expenses are reimbursed by the Pool Participants.

Bluestreak CO2 Limited ("Bluestreak")

Bluestreak is a 50%/50% joint venture between the Company and Bumi Armada, one of the world’s largest floating infrastructure operators. The joint venture aims to provide an end-to-end solution for carbon emitters to capture, transport, sequester and store their carbon dioxide emissions in line with the United Kingdom’s Industrial Decarbonisation Strategy. It is anticipated that the Bluestreak joint venture will design and implement a value chain of shuttle tankers delivering to a floating carbon storage unit or a floating carbon storage and injection unit. The complete value chain is expected to safely and reliably transport and provide buffer storage of liquid carbon dioxide. The Bluestreak joint venture is subject to the execution of definitive documentation, approvals by the respective boards of directors of the Company and Bumi Armada, applicable regulatory approvals and other customary closing conditions.

7. Secured Term Loan Facilities and Revolving Credit Facilities

The following table shows secured term loan facilities, revolving credit facilities and total deferred financing costs split between current and non-current liabilities at December 31, 2025, and September 30, 2026:

	December 31, 2025	September 30, 2026
	(in thousands)
Current Liabilities
Current portion of secured term loan facilities and revolving credit facilities	$170,164	$177,296
Less: current portion of deferred financing costs	(2,098)	(1,986)
Current portion of secured term loan facilities and revolving credit facilities, net of deferred financing costs	$168,066	$175,310
Non-Current Liabilities
Secured term loan facilities and revolving credit facilities net of current portion, excluding amounts due to related parties	$597,721	$451,698
Less: non-current portion of deferred financing costs	(3,761)	(2,969)
Non-current secured term loan facilities and revolving credit facilities, net of current portion and non-current deferred financing costs	$593,960	$448,729

August 2026 Secured Term Loan. On August 13, 2026, the Company and certain of its subsidiaries entered into a $47.9 million secured term loan (the “August 2026 Secured Term Loan”) with Nordea Bank Abp NUF to refinance in full the amounts outstanding under the Company’s February 2025 secured term loan facility. The August 2026 Secured Term Loan consists of three tranches secured by the vessels Navigator Hyperion, Navigator Titan and Navigator Vesta, with borrowings under each tranche limited to 55% of the fair market value of the applicable vessel. The August 2026 Secured Term Loan is fully amortizing through quarterly repayments and bears interest at a rate equal to Comp SOFR plus 150 basis points. The facility matures 60 months after the utilization date and, in any event, no later than August 14, 2031. As of September 30, 2026, the amount outstanding under the facility was $45.5 million.

February 2025 Secured Term Loan. On February 7, 2025, the Company entered into a $74.6 million Secured Term Loan (the “February 2025 Secured Term Loan”) with Nordea Bank Abp, to partially finance the purchase price of the three Purchased Vessels. The February 2025 Facility was non-amortizing, carried interest at a rate of Term SOFR plus 180 basis points and matured after 18 months. A repayment of $26.7 million was made on August 12, 2026, and on August 13, 2026, the remainder of the February 2025 Secured Term Loan was refinanced in a total amount of $47.9 million with the Company and certain of its subsidiaries entering into the August 2026 Secured Term Loan and as a result, the February 2025 Secured Term Loan was fully repaid and all security granted under the facility by the Company over the three Purchased Vessels was released.

July 2026 Post-Delivery Secured Term Loan. On July 31, 2026, the Company and certain of its subsidiaries entered into a $121.8 million post-delivery secured term loan (the “July 2026 Post-Delivery Secured Term Loan”) with ING Bank N.V., London Branch, Société Générale and Oversea-Chinese Banking Corporation Limited to finance the delivery of two newbuild 51,350 cubic-meter capacity ammonia-fueled, ice-class, liquefied ammonia carriers Navigator Amundsen and Navigator Archer (the "Two Ammonia Newbuild Vessels"). All pre-delivery payments under the shipbuilding contracts and the remaining portion of the delivery installments for the Two Ammonia Newbuild Vessels will be funded from cash on hand. The July 2026 Post-Delivery Secured Term Loan is amortizing with a balloon payment of $85.26 million, and bears interest at a rate of Term SOFR plus 135 basis points. The July 2026 Post-Delivery Secured Term Loan matures at the earlier of 72 months after delivery of each vessel or March 12, 2035 (Ship Tranche A) and July 12, 2035 (Ship Tranche B). As of September 30, 2026, the facility was undrawn.

June 2026 Pre-Delivery Secured Term Loan. On June 18, 2026, the Company and certain of its subsidiaries entered into a $164.6 million secured pre-delivery term loan (the “June 2026 Pre-Delivery Secured Term Loan”) with BNP Paribas (acting through its Tokyo Branch) as lead lender to finance up to 80% of the pre-delivery installments to the shipyard for two of the Company’s Four Ethylene Newbuild Vessels (as defined below), Navigator Polaris and Navigator Proxima. The Company will use cash on hand to pay the remainder of the pre-delivery construction costs. The June 2026 Pre-Delivery Secured Term Loan is non-amortizing with a bullet repayment of $164.6 million, and bears interest at a rate of Term SOFR plus 160 basis points. The June 2026 Pre-Delivery Secured Term Loan is designed to be refinanced by the June 2026 JOLCO Financing (see below) and matures at the earlier of the refinancing of the vessels under the June 2026 JOLCO Financing, delivery of the second vessel (anticipated to be in June 2027), or April 27, 2028. As of September 30, 2026, the June 2026 Pre-Delivery Secured Term Loan was partially drawn in the amount of $65.9 million to recoup 80% of all pre-delivery installments paid to the shipyard for the two vessels to date.

June 2026 JOLCO Financing. On June 18, 2026, the Company obtained committed Japanese Operating Lease with Call Option ("JOLCO") financing of $205.8 million to refinance the June 2026 Pre-Delivery Secured Term Loan and provide long-term post-delivery financing for two of the Company’s Four Ethylene Newbuild Vessels (as defined below), Navigator Polaris and Navigator Proxima. The Company has effective break options after 5 years and 8.5 years and the full tenor of the June 2026 JOLCO Financing is 15 years. Under the terms of the arrangement, upon delivery of the vessels expected in December 2026 and June 2027 respectively, the Company will draw on the JOLCO arrangements and currently is expected to make quarterly payments of approximately $2.1 million per vessel. As of September 30, 2026, the June 2026 JOLCO Financing was undrawn. Throughout the June 2026 JOLCO Financing, the Company will at all times retain responsibility for the commercial and technical operation of the two vessels, including crewing, maintenance, insurance and ship management. Access to the June 2026 JOLCO Financing remains subject only to customary conditions precedent and closing procedures at or around the time of delivery of each of the two vessels.

March 2026 Secured Term Loan. On March 2, 2026, the Company and certain of its subsidiaries entered into a $133.8 million secured pre- and post-delivery term loan (the “March 2026 Secured Term Loan”) with ABN AMRO Bank N.V., Crédit Agricole Corporate & Investment Bank and, Nordea Bank Abp, filial i Norge to partially finance the construction across two tranches of two of its ethylene newbuild vessels, Navigator Parsec and Navigator Pleione, and will use cash on hand to pay the remainder of the construction costs. The March 2026 Secured Term Loan matures five years after delivery of the second vessel, and the borrowers have the option to extend the facility for a further 12 months. The facility is non-amortizing for the pre-delivery period and then each tranche amortizes from each vessel delivery, with a balloon repayment of $100.3 million on the five-year maturity date (if the 12-month extension is not taken). The facility bears interest at a rate of Term SOFR plus 150 basis points. As of September 30, 2026, the facility was partially drawn in the amount of $33.4 million.

August 2021 Amendment and Restatement Agreement. On August 2, 2021, as part of the Ultragas Transaction, the Company entered into the August 2021 Amendment and Restatement Agreement with Danmarks Skibskredit A/S relating to a previously issued 2019 Senior Term Loan Facility to finance Happy Osprey, Happy Peregrine, Happy Pelican and Happy Penguin. The August 2021 Amendment and Restatement Agreement had a term of six years maturing in June 2026 and was for a maximum principal amount of $67.0 million. A repayment of $21.1 million was made for three of the four tranches of the facility on June 1, 2026, with the fourth and final tranche being repaid on June 15, 2026, for an amount of $8.0 million. As of June 30, 2026, the facility was fully repaid and all security granted by the Company over the four vessels was released.

July 2015 Santander Credit Facility B. On July 31, 2015, the Company entered into the July 2015 Santander Credit Facility B with Banco Santander, S.A. to finance two LPG carriers, the Arctic Gas and Happy Avocet. The July 2015 Santander Credit Facility B was an amortizing facility, had a term of twelve years, maturing in January 2029, and was for a maximum principal amount of $55.8 million. A final payment of

$14.0 million was made on June 2, 2026, and as of September 30, 2026, the facility was fully repaid and all security granted by the Company over the two vessels was released.

Revolving Credit Facilities. The Company repaid amounts under three of its revolving credit facilities: on August 25, 2026, the Company repaid $28.5 million, being the available revolving credit portion of its $111.8 million December 2022 Term Loan and Revolving Credit Facility; on September 24, 2026, the Company repaid $62.9 million, being the available revolving credit portion of its $147.6 million August 2024 Term Loan and Revolving Credit Facility; and on September 24, 2026, the Company repaid $65.3 million, being the available revolving credit portion of its $300 million May 2025 Secured Term Loan and Revolving Credit Facility. At September 30, 2026, the Company had $156.7 million available but undrawn revolving credit under its various revolving facilities.

8. Senior Unsecured Bonds

On October 17, 2024, the Company issued an aggregate principal amount of $100 million of new Senior Unsecured Bonds in the Nordic bond market (the "October 2024 Bonds"). The net proceeds of the October 2024 Bonds were used to redeem in full all of our previously outstanding 2020 Bonds. The borrowing limit under the bond terms governing the October 2024 Bonds is $200 million.

On March 28, 2025, pursuant to an addendum (the “March 2025 Bond Tap Issue Addendum”), the Company completed an additional aggregate principal tap issue of $40 million in the Nordic bond market under the same bond terms governing its outstanding October 2024 Bonds and bearing the same coupon rate as the October 2024 Bonds (the “March 2025 Bond Tap Issue”). The March 2025 Bond Tap Issue matures in October 2029, in line with the October 2024 Bonds, and also bears a fixed coupon of 7.25% per annum payable semi-annually in arrears on April 30 and October 30. Settlement in respect of the March 2025 Bond Tap Issue occurred on April 4, 2025. Following the issuance of the October 2024 Bonds and the March 2025 Bond Tap Issue, a further $60 million remains available to be issued by the Company under the bond terms governing the October 2024 Bonds.

On September 3, 2025, the October 2024 Bonds (and the March 2025 Bond Tap Issue under the same bond terms) were listed on the Nordic ABM, which is operated and organized by Oslo Børs ASA and governed by Norwegian law.

The following table shows the breakdown of our Senior Unsecured Bonds and total deferred financing costs as of September 30, 2026, and December 31, 2025:

	December 31, 2025	September 30, 2026
	(in thousands)
October 2024 Bond issuance	$100,000	$100,000
March 2025 Bond Tap issuance	40,000	40,000
Less deferred financing costs	(1,817)	(1,458)
Total bonds, net of deferred financing costs	$138,183	$138,542

9. Derivative Instruments Accounted for at Fair Value
Interest Rate Risk

The Company has a number of existing vessel loan facilities with associated amortizing fixed interest rate swaps. As of September 30, 2026, the interest rate swaps had a net positive fair value to the Company of $7.5 million compared to a net negative fair value of $0.8 million to the Company as of December 31, 2025. There were unrealized gains of $5.0 million on the fair value of the swaps for the three months ended September 30, 2026, compared to unrealized losses of $2.4 million for the three months ended September 30, 2025. There were unrealized gains of $9.0 million on the fair value of the swaps for the nine months ended September 30, 2026, compared to unrealized losses of $4.8 million for the nine months ended September 30, 2025.
The Company repaid the $55.8 million July 2015 Santander Credit Facility B during the nine months ended September 30, 2026, and as a result the Company cash settled interest rate swap agreements linked to the $55.8 million July 2015 Santander Credit Facility B and realized a loss of $0.4 million compared to a realized loss of $1.2 million for the nine months ended September 30, 2025, and $nil for the three months ended September 30, 2026, and 2025.
These fixed interest rate swaps are typically entered into with the financial institutions that are also lenders under our loan facilities. The interest rates payable by the Company under the fixed leg of these interest rate swap agreements are between 3.99% and 5.75%. The interest rate receivable by the Company under the variable leg of these interest rate swap agreements is typically 3-month SOFR, but based on the applicable benchmark specified in each swap agreement, calculated on a 360-day year basis and which resets every three months.

All interest rate swaps are remeasured to fair value at each reporting date and have been categorized as Level Two on the fair value measurement hierarchy. The remeasurement to fair value has no impact on cash flows at the reporting date. There is no requirement for cash collateral to be placed with the swap providers under these swap agreements and there is no effect on restricted cash as of September 30, 2026.
As of September 30, 2026, we held the following interest rate swaps that partially hedge our variable-rate loan facilities:

Facility	Hedged notional amount	Fixed rate	Variable rate
	(in thousands)
October 2013 DB Credit Facility A	3,583	4.05%	Comp SOFR
July 2015 DB Credit Facility B	11,419	3.99%	Comp SOFR
March 2023 Secured Term Loan	62,631	5.75%	Comp SOFR
August 2024 Secured Term Loan and RCF	57,412	5.46%	Term SOFR
May 2025 Secured Term Loan and RCF	155,404	5.31%	Term SOFR
	$290,449
The following table includes the estimated fair value of those assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2026, and December 31, 2025.

		December 31, 2025	September 30, 2026
		(in thousands)
	Fair Value Hierarchy	Fair Value Asset/(Liability)
Interest rate swap agreements Assets	Level 2	$1,372	$7,480
Interest rate swap agreements Liabilities	Level 2	(2,219)	—
		$(847)	$7,480

The Company uses derivative instruments in accordance with its overall risk management policy to mitigate the risk of unfavorable movements in interest rates.
The Company held no derivatives designated as hedges as of September 30, 2026, and December 31, 2025.
Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The fair value accounting standard establishes a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—Other inputs that are directly or indirectly observable in the marketplace.
Level 3—Unobservable inputs which are supported by little or no market activity.

Foreign Currency Exchange Rate Risk

All foreign currency-denominated monetary assets and liabilities are revalued and reported in the Company’s functional currency based on the prevailing exchange rate at the end of the period. These foreign currency transactions fluctuate based on the strength of the U.S. dollar. The remeasurement of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange differences which do not impact our cash flows.

Credit Risk

The Company is exposed to credit losses in the event of non-performance by the counterparties to its interest rate swap agreements. As of September 30, 2026, the Company is exposed to credit risk where interest rate swaps are in an asset position from the perspective of the Company. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are reputable financial institutions, highly rated by a recognized rating agency.

The fair value of our interest rate swap agreements is the estimated present value of future cash flows that we would pay/receive to sell or transfer the swap at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The amount recorded as a derivative asset or liability could vary by a material amount in the near term if credit markets are volatile or if credit risk were to change significantly.

The fair value of our interest rate swap agreements at the end of each period is most significantly affected by the interest rate implied by the benchmark interest yield curve, including its relative steepness. Interest rates and foreign exchange rates may experience significant volatility in both the short and long term. While the fair value of our swap agreements is typically more sensitive to changes in short-term rates, significant changes in long-term benchmark interest rates, foreign exchange rates and the credit risk of the counterparties of the Company may also materially impact the fair values of our swap agreements.

10. Financial Instruments Not Accounted for at Fair Value

The principal financial assets of the Company as of September 30, 2026, and December 31, 2025, consist of cash, cash equivalents, restricted cash and accounts receivable. The principal financial liabilities of the Company as of September 30, 2026, and December 31, 2025, consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, revolving credit facilities and the 2024 Bonds (including the March 2025 Bond Tap Issue) and do not include deferred financing costs.

The carrying values of cash, cash equivalents and restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature or liquidity of these financial instruments.
Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The fair value accounting standard establishes a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—Other inputs that are directly or indirectly observable in the marketplace.
Level 3—Unobservable inputs which are supported by little or no market activity.

The October 2024 Bonds (including the March 2025 Bond Tap Issue) are classified as a Level 2 liability and the fair values have been calculated based on indirectly observed data based on the most recent trades prior to September 30, 2026. These trades are infrequent and therefore not considered to be an active market.

The fair value of secured term loan facilities and revolving credit facilities is estimated to approximate the carrying value in the balance sheet since they bear a variable interest rate, which is reset quarterly. This has been categorized at Level 2 on the fair value measurement hierarchy as of September 30, 2026.

The following table includes the estimated fair value and carrying value of those assets and liabilities where fair value approximates carrying value. The table excludes cash, cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities because their fair values approximate their carrying values and, in the case of accounts receivable and accounts payable, the balances are due within one year.

	December 31, 2025			September 30, 2026
	(in thousands)
	Fair Value Hierarchy	Carrying Amount (Liability)	Fair Value (Liability)	Fair Value Hierarchy	Carrying Amount (Liability)	Fair Value (Liability)
2024 Bonds (Note 8)	Level 2	$(140,000)	$(141,400)	Level 2	$(140,000)	$(140,175)
Secured term loan and revolving credit facilities (Note 7)	Level 2	$(767,885)	$(767,885)	Level 2	$(628,994)	$(628,994)

11. Earnings Per Share

Basic earnings per share of the Company's common stock is calculated by dividing Net income attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. The following table shows the calculation of both the basic and diluted number of weighted average outstanding shares for the three and nine months ended September 30, 2026, and 2025:

	Three months ended September 30, 2025	Three months ended September 30, 2026	Nine months ended September 30, 2025	Nine months ended September 30, 2026
	(in thousands except for share data)
Net income attributable to stockholders of Navigator Holdings Ltd.	$33,155	$78,344	$81,643	$166,791

Basic weighted average number of shares	65,752,850	61,207,429	67,970,593	62,576,087
Effect of dilutive potential share options	694,091	704,467	706,692	722,572
Diluted weighted average number of shares	66,446,941	61,911,896	68,677,285	63,298,659

Earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic earnings per share	$0.50	$1.28	$1.20	$2.67
Diluted earnings per share	$0.50	$1.27	$1.19	$2.63

12. Commitments and Contingencies

The schedule below summarizes our future contractual obligations as of September 30, 2026:

	2026	2027	2028	2029	2030	Thereafter	Total

Secured term loan and revolving credit facilities	$69,853	$132,798	$134,545	$132,514	$47,479	$111,805	$628,994
October 2024 Bonds	—	—	—	140,000	—	—	140,000
Vessels under construction (1)	72,630	249,300	113,100	—	—	—	435,030
Office operating leases (2)	314	1,248	1,245	1,131	1,107	1,186	6,231
Total contractual obligations	$142,797	$383,346	$248,890	$273,645	$48,586	$112,991	$1,210,255

1.The Company entered into four contracts to build the Four Ethylene Newbuild Vessels with Jiangnan Shipyard (Group) Co., Ltd. and China Shipbuilding Trading Co., Ltd., in China. The Four Ethylene Newbuild Vessels are under construction and are scheduled to be delivered to the Company in December 2026, June 2027, September 2027 and December 2027 respectively, at an average shipyard price of $102.9 million per vessel.

In July 2025, the Company announced that the Amon Joint Venture intends to acquire the Two Ammonia Newbuild Vessels. The Amon Joint Venture has entered into contracts with Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd. to build the Two Ammonia Newbuild Vessels, with deliveries scheduled to take place in May 2028 and September 2028 respectively, at an average yard price of $87 million per vessel.

2.The Company occupies office space in London with a lease that commenced in January 2022 for a period of 10 years with a break option in February 2027 (the "Break Option"), which is the fifth anniversary of the lease commencement date. It was a requirement under the lease that the Break Option be declared 12 months in advance, and in January 2026 the Company agreed not to declare the Break Option in return for the removal of an upward-only rent review clause in the lease in relation to the second five-year period of the lease. The gross rent (excluding service charges and business rates) per year for our office lease is approximately $1.0 million.

The Company occupies office space in Copenhagen and occupies the office space on a 6-month rolling basis. The monthly lease payments are dependent on foreign exchange rates and the gross monthly rent, payable in Danish kroner, is equivalent to approximately $15,000.

The lease term for our office in Gdynia, Poland which commenced in April 2024 is for a period of 5 years to March 30, 2029. The lease payments are dependent on foreign exchange rates and the gross annual rent, payable in euros, is equivalent to approximately $0.1 million.

The Company entered into a new 43-month lease for office space in Houston that commenced on April 1, 2025. The annual gross rent under the lease payable in U.S. dollars is approximately $41,000.

The lease term for our office in Manila, Philippines commenced in July 2025 and expires in June 2028. The gross rent per year for our office lease is approximately $0.1 million.

13. Cash, Cash Equivalents and Restricted Cash
The following table shows the breakdown of cash, cash equivalents and restricted cash as of September 30, 2026, and December 31, 2025:

	December 31, 2025	September 30, 2026
	(in thousands)
Cash and cash equivalents	$154,674	$220,579
Cash and cash equivalents held by VIE	276	505
Restricted cash	49,921	48,031
Total cash, cash equivalents and restricted cash	$204,871	$269,115

Amounts included in restricted cash represent cash in blocked deposit accounts that are required to be deposited in accordance with the terms of a number of the Company's secured term loans with banking institutions and funds held by our variable interest entity PT Navigator Khatulistiwa ("PTNK"). Restricted cash is deemed not available for daily operational use.

In February 2025, as part of an investigation into allegations of corruption, Muhamad Kerry Adrianto and certain other business partners and executives of PT Pertamina (Persero), Indonesia's state-owned energy company (“Pertamina”), were arrested by Indonesian authorities. The allegations related to the mismanagement of crude oil and oil refinery products at Pertamina between 2018 and 2023. The legal proceedings linked with the investigation by local authorities related to nine individuals and concluded in February 2026, with all nine defendants being found guilty. Mr. Adrianto was given a custodial sentence of 15 years, a fine of around $60,000 and was ordered to pay compensation of approximately $173 million.

On March 5, 2026, Mr. Adrianto lodged an appeal to his sentence with the High Court in Jakarta, Indonesia. On June 10, 2026, the High Court issued its appeal judgment, materially rejecting Mr. Adrianto's appeal, with his fine being reduced from around $60,000 to approximately $30,000 and the compensation order being increased from approximately $173 million to around $840 million. On June 22, 2026, Mr. Adrianto filed an appeal against the High Court's appeal decision to the Indonesian Supreme Court. The Company understands that the Supreme Court rejected the appeal on October 14, 2026, however, the judgment has not yet been received and the Company continues to monitor developments.

We are not aware of any link or connection between the Company or PTNK, our Indonesian joint venture, and the investigation or its findings other than through Mr. Adrianto, who served as a director of PTNK until September 2025, when he was replaced as a director of PTNK.

Following the above, we continue to believe that the events surrounding Mr. Adrianto will not have a material impact on the Company or our operations.

14. Variable Interest Entities

As of September 30, 2026, the Company's VIEs had total assets and liabilities of $86.6 million and $38.3 million respectively, which have been included in the Company’s consolidated balance sheet as of that date (December 31, 2025: $92.5 million and $29.5 million).
PT Navigator Khatulistiwa

As of December 31, 2025, and September 30, 2026, the Company has consolidated 100% of PT Navigator Khatulistiwa, a VIE for which the Company is deemed to be primary beneficiary because it has a controlling financial interest in this entity with the power to direct the activities that most significantly impact the entity’s economic performance and has the right to residual gains or the obligation to absorb losses that could potentially be significant to the VIE. The Company owns 49% of PT Navigator Khatulistiwa common stock, all of its secured debt and has voting control. All economic interests in the residual net assets reside with the Company. By virtue of the accounting principle of consolidation, transactions between PT Navigator Khatulistiwa and the Company are eliminated on consolidation.

Navigator Crewing Services Philippines Inc. and Navigator Gas Services Philippines Inc.

We own a 25% and a 40% share in Navigator Crewing Services Philippines Inc. (“NCSPI”) and Navigator Gas Services Philippines Inc. (“NSSPI”), respectively. These companies were established primarily to provide marine services as principals or agents to ship owners, ship operators, and managers engaged in international maritime business, and business support services.

The Company has determined that it has a variable interest in NCSPI and NSSPI and is the primary beneficiary as it has a controlling financial interest in the entities and the power to direct the activities that most significantly impact their economic performance.

15. Related Party Transactions

The following table summarizes our transactions with related parties for the three and nine months ended September 30, 2026, and 2025:

	Three months ended September 30, 2025	Three months ended September 30, 2026	Nine months ended September 30, 2025	Nine months ended September 30, 2026
	(in thousands)
Net expenses
Luna Pool Agency Limited	$(1)	$(1)	$13	$(8)
Ultranav Business Support ApS	(16)	(13)	(67)	(38)
	$(17)	$(14)	$(54)	$(46)

The following table sets out the balances due from related parties as of December 31, 2025, and September 30, 2026:

	December 31, 2025	September 30, 2026
	(in thousands)
Luna Pool Agency Limited	$1,532	$224
Unigas Pool	5,010	7,299
	$6,542	$7,523

As of September 30, 2026, Ultranav International ApS held a 34.9% interest in the Company and BW Group Limited held a 7.8% interest in the Company. They are our principal shareholders. They may exert considerable influence on the Company's directors and significant corporate actions.

16. Subsequent Events

Capital Return Policy

On November 3, 2026, the Company's Board of Directors declared a cash dividend of $0.08 per share of the Company’s common stock for the quarter ended September 30, 2026, under the Company's Capital Return Policy, payable on December 3, 2026, to all shareholders of record as of the close of business U.S. Eastern time on November 17, 2026, (the "Dividend"). The aggregate amount of the Dividend is expected to be approximately $4.9 million, which the Company anticipates will be funded from cash on hand.

Also as part of the Company's Capital Return Policy for the quarter ended September 30, 2026, the Company expects to repurchase approximately $22.6 million of common stock between November 6, 2026, and December 31, 2026, subject to operating needs, market conditions, legal requirements, stock price and other circumstances, such that the Dividend and share repurchases together equal 35% of net income attributable to stockholders of the Company for the quarter ended September 30, 2026.

Company Redomiciliation
On October 8, 2026, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Navigator Gas plc, the Company's wholly-owned English subsidiary ("New Parent"), and Navigator Gas Merger Co Inc., a wholly-owned subsidiary of New Parent ("Merger Sub").

Under the Merger Agreement, the Company will merge into Merger Sub, with Merger Sub continuing to exist as a wholly-owned subsidiary of New Parent, and each share of common stock of the Company will be converted into one ordinary share of New Parent (the "Merger"). As a result, the New Parent will become the publicly traded parent company of the Navigator group of companies and will list its ordinary shares on the NYSE under the existing "NVGS" ticker symbol.

The Merger Agreement was entered into in connection with the previously announced intention of the Company to change its corporate domicile from the Marshall Islands to England and Wales. The Merger is subject to approval by our shareholders and certain other customary closing conditions. If the proposal is approved by our shareholders at the previously announced November 16, 2026, special general meeting, we expect to complete the Merger by the end of the fourth quarter of 2026.

In advance of and pertaining to the above special general meeting, on October 14, 2026, the Company filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission in connection with the proposed redomiciliation of the Company from the Republic of the Marshall Islands to England and Wales.

Vessel Sales

Happy Avocet, a 2017-built 12,000 cbm semi-refrigerated small gas carrier was held for sale at September 30, 2026. The vessel was subsequently sold to a third party and delivered on October 27, 2026, for net proceeds of $33.4 million, generating a profit on sale of approximately $15.6 million.

Happy Pelican, a 2012-built 6,800 cbm semi-refrigerated small gas carrier was held for sale at September 30, 2026. The vessel was subsequently sold to a third party and delivered on October 21, 2026, for net proceeds of $17.8 million, generating a profit on sale of approximately $6.4 million.

Unigas B.V.

On November 2, 2026, following the sale of the final Unigas vessel to the buyers, the Company sold its shareholding in Unigas International B.V. for $2.0 million, against the book value of its shareholding of $2.0 million.

Our Fleet

The following table provides details of our vessels as of November 3, 2026:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Current Time Charter Expiration Date

Ethylene/ethane-capable semi-refrigerated midsize
Navigator Aurora	2016	37,300	Time Charter	Ethane	November 2031
Navigator Eclipse	2016	37,300	Time Charter	Ethane	March 2029
Navigator Nova	2017	37,300	Time Charter	Ethane	September 2029
Navigator Prominence	2017	37,300	Time Charter	Ethane	March 2029

Ethylene/ethane-capable semi-refrigerated handysize
Navigator Pluto	2000	22,085	Spot Market	Ethane	—
Navigator Atlas	2014	21,000	Spot Market	Ethylene	—
Navigator Europa	2014	21,000	Spot Market	Ethane	—
Navigator Oberon	2014	21,000	Spot Market	Ethane	—
Navigator Triton	2015	21,000	Spot Market	Ethane	—
Navigator Umbrio	2015	21,000	Time Charter	Ethane	December 2026
Navigator Luna	2018	17,000	Spot Market	Ethylene	—
Navigator Solar	2018	17,000	Time Charter	Ethylene	March 2027
Navigator Castor	2019	22,000	Spot Market	Ethylene	—
Navigator Equator	2019	22,000	Spot Market	Ethylene	—
Navigator Vega	2019	22,000	Spot Market	Ethane	—
Navigator Hyperion	2010	17,300	Spot Market	Ethylene	—
Navigator Titan	2010	17,300	Time Charter	Ethane	May 2027
Navigator Vesta	2010	17,300	Spot Market	Ethylene	—

Semi-refrigerated handysize
Navigator Aries	2008	20,750	Spot Market	LPG	—
Navigator Capricorn	2008	20,750	Time Charter	LPG	December 2026
Navigator Phoenix	2009	22,200	Time Charter	Ammonia	December 2026
Navigator Scorpio	2009	20,750	Time Charter	LPG	January 2027
Navigator Taurus	2009	20,750	Time Charter	LPG	November 2026
Navigator Virgo	2009	20,750	Time Charter	LPG	November 2027
Navigator Leo	2011	20,600	Spot Market	LPG	—
Navigator Libra	2012	20,600	Spot Market	LPG	—
Navigator Atlantic (Previously Atlantic Gas)	2014	22,000	Time Charter	LPG	January 2027
Adriatic Gas	2015	22,000	Spot Market	LPG	—
Navigator Balearic (Previously Balearic Gas)	2015	22,000	Time Charter	LPG	March 2027
Navigator Celtic (Previously Celtic Gas)	2015	22,000	Spot Market	LPG	—
Navigator Centauri	2015	21,000	Time Charter	LPG	May 2027
Navigator Ceres	2015	21,000	Time Charter	LPG	June 2027
Navigator Ceto	2016	21,000	Time Charter	LPG	May 2027
Navigator Copernico	2016	21,000	Time Charter	LPG	May 2027
Bering Gas	2016	22,000	Spot Market	LPG	—
Navigator Luga	2017	22,000	Time Charter	LPG	January 2027
Navigator Yauza	2017	22,000	Time Charter	Ammonia	August 2027
Arctic Gas	2017	22,000	Spot Market	LPG	—

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Current Time Charter Expiration Date
Pacific Gas	2017	22,000	Spot Market	LPG	—

Ethylene/ethane-capable fully refrigerated handysize/midsize
Navigator Glory	2010	22,500	Time Charter	Ammonia	June 2027
Navigator Grace	2010	22,500	Time Charter	LPG	October 2027
Navigator Galaxy	2011	22,500	Time Charter	Ammonia	December 2026
Navigator Genesis	2011	22,500	Time Charter	LPG	June 2027
Navigator Global	2011	22,500	Time Charter	LPG	March 2027
Navigator Gusto	2011	22,500	Time Charter	Ammonia	December 2026
Navigator Jorf	2017	38,000	Time Charter	Ammonia	August 2027

PART II. Third Quarter 2026 Conference Call Details

Navigator Holdings Ltd. Third Quarter 2026 Earnings Webcast and Presentation

On Wednesday, November 4, 2026, at 10:00 a.m. U.S. Eastern Time, the Company’s management team will host an online webcast to present and discuss the financial results for the third quarter of 2026.

Those wishing to participate should register for the webcast using the following details:

https://us06web.zoom.us/webinar/register/WN_Xvtd0olWQCq4ZZhQvcuFww

Participants can also join by phone by dialing:

United States: +1 929 205 6099
United Kingdom: +44 330 088 5830

Webinar ID: 845 4443 1040
Passcode: 268017

A full list of U.S. and international numbers is available via the following link:
International Dial-in numbers

The webcast and slide presentation will be available for replay on the Company's website (www.navigatorgas.com) shortly after the end of the webcast.
Participants wishing to join the live webcast are encouraged to do so approximately 5 minutes prior to the start.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Navigator Holdings Ltd.

Date:	By:	/s/ Gary Chapman
November 3, 2026	Name:	Gary Chapman
	Title:	Chief Financial Officer

Category: Financial